FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 001-02413

 Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item1
News Release dated April 22, 2014 entitled, "CN reports Q1-2014 net income of C$623 million, or C$0.75 per diluted share"
"Adjusted diluted earnings per share for Q1-2014 increased eight per cent to C$0.66 (1)"

Item2	Unaudited Consolidated Financial Statements and Notes thereto

Item3	Management's Discussion and Analysis

Item4	CEO Certificate

Item5	CFO Certificate

Press Release

Item 1

North America’s Railroad

CN reports Q1-2014 net income of C$623 million,
or C$0.75 per diluted share

Adjusted diluted earnings per share for Q1-2014
increased eight per cent to C$0.66 (1)

VANCOUVER, B.C., April 22, 2014 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the first quarter ended March 31, 2014.

First-quarter 2014 financial highlights
•	Net income was C$623 million, or C$0.75 per diluted share, compared with net income of C$555 million, or C$0.65 per diluted share, for the year-earlier quarter.
•
Excluding gains on rail line sales in both the 2014 and 2013 periods, first-quarter 2014 adjusted diluted earnings per share (EPS) increased eight per cent to C$0.66 from adjusted diluted EPS of C$0.61 in Q1-2013. (1)

•	Adjusted Q1-2014 net income of C$551 million increased six per cent over adjusted net income of C$519 million for the first quarter of 2013. (1)
•	Q1-2014 operating income increased five per cent to C$820 million.
•	First-quarter 2014 revenues increased nine per cent to C$2,693 million, revenue ton-miles grew by five per cent, and carloadings increased one per cent.
•	CN’s operating ratio for Q1-2014 deteriorated by 1.2 points to 69.6 per cent from 68.4 per cent the year before.
•	Free cash flow for the first quarter of 2014 was C$494 million, compared with C$151 million for the year-earlier quarter. (1)

Claude Mongeau, president and chief executive officer, said: “CN delivered solid first-quarter results thanks to a dedicated team of railroaders who labored long and hard to keep us rolling through the harshest winter in decades. The winter of a lifetime took its toll on network capacity and affected all of our customers, but I’m pleased that CN’s recovery is now well underway, with key safety, operating and service metrics returning to pre-winter levels.

“With continued focus on supply chain collaboration and solid execution, CN is reaffirming its 2014 financial outlook and increasing its capital envelope to C$2.25 billion in support of its commitment to growth, efficiency and safety.”

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. The fluctuation of the Canadian dollar relative to the U.S. dollar, which affects the conversion of the Company’s U.S.-dollar-denominated revenues and expenses, resulted in a positive impact to net income of C$26 million (C$0.03 per diluted share) in the first quarter of 2014. (1)

Canadian National Railway Company

Press Release

CN maintains positive 2014 outlook, increases capital spending (1) (2)
CN reaffirms the 2014 financial guidance that it announced on Dec. 10, 2013. CN is aiming to deliver double-digit EPS growth in 2014 over adjusted diluted 2013 EPS of C$3.06, as well as free cash flow in the range of C$1.6 billion to C$1.7 billion. (1)

CN is now targeting 2014 capital spending of C$2.25 billion, an increase of C$150 million over its previous spending forecast of C$2.1 billion announced on Dec. 10, 2013, and C$250 million higher than 2013 capital spending of C$2.0 billion. (2)

First-quarter 2014 revenues, traffic volumes and expenses
Revenues for the first quarter of 2014 increased by nine per cent to C$2,693 million. Revenues increased for petroleum and chemicals (23 per cent), intermodal (12 per cent), metals and minerals (seven per cent), coal (seven per cent), and grain and fertilizers (six per cent). Forest products revenues were flat, and automotive revenues declined by four per cent.

The increase in revenues was mainly attributable to the positive translation impact of the weaker Canadian dollar on U.S.-dollar-denominated revenues; freight rate increases; higher freight volumes due to strong energy markets and market share gains, particularly in intermodal; and the impact of a higher fuel surcharge as a result of higher volumes. Revenues were negatively affected by operational challenges due to an unusually harsh winter that reduced CN’s capacity to serve its customers.

Carloadings for the quarter rose one per cent to 1,239 thousand.

Revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, increased by five per cent over the year-earlier quarter. Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by four per cent over the year-earlier period, driven by the positive translation impact of the weaker Canadian dollar and freight rate increases, partly offset by an increase in the average length of haul.

Operating expenses for the quarter increased by 11 per cent to C$1,873 million, mainly attributable to the negative translation impact of a weaker Canadian dollar on U.S.-dollar-denominated expenses, operational challenges due to an unusually harsh winter resulting in increased purchased services and material expense, increased fuel costs and higher casualty and other expense.

The first-quarter 2014 operating ratio was 69.6 per cent, compared with 68.4 per cent for the year-earlier quarter, a 1.2-point deterioration.

Canadian National Railway Company

Press Release
Forward-Looking Statements
Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. To the extent that CN has provided guidance that are non-GAAP financial measures, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results. Key assumptions used in determining forward-looking information are set forth below.

2014 key assumptions
CN has made a number of economic and market assumptions in preparing its 2014 outlook. The Company is forecasting that North American industrial production for the year will increase by about three per cent. CN also expects U.S. housing starts to be in the range of 1.1 million units and U.S. motor vehicles sales to be approximately 16 million units. In addition, the U.S. 2013/2014 grain crop was above the five-year average, the Canadian 2013/2014 grain crop was well above the five-year average, and CN is assuming 2014/2015 grain crops in both countries will be in-line with their respective five-year averages. With these assumptions, CN assumes mid-single digit carload growth, along with continued pricing improvement above inflation. CN also assumes that the value of the Canadian dollar in U.S. currency will be in the range of $0.90 to $0.95 and the price of crude oil (West Texas Intermediate) to be in the range of US$95-$105 per barrel. In 2014, CN plans to invest approximately C$2.25 billion in capital programs – compared with its previous 2014 capital spending forecast of C$2.1 billion announced on Dec. 10, 2013 -- of which approximately C$1.2 billion is targeted toward maintaining the safety and integrity of the network, particularly track infrastructure. The capital program also includes funds for projects supporting growth and productivity.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

1)	See discussion and reconciliation of non-GAAP adjusted performance measures in the attached supplementary schedule, Non-GAAP Measures.

2)	See Forward-Looking statements for a summary of the key assumptions and risks regarding CN’s 2014 outlook.

Canadian National Railway Company

Press Release
CN is a true backbone of the economy, transporting approximately C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries -- serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Janet Drysdale
Director Communications and Public Affairs	Vice-President Investor Relations
(905) 669-3384	(514) 399-0052

Canadian National Railway Company

Consolidated Statement of Income - unaudited

Item 2

	Three months ended
	March 31
In millions, except per share data	2014	2013

Revenues	$2,693	$2,466

Operating expenses
Labor and fringe benefits	587	569
Purchased services and material	388	328
Fuel	468	405
Depreciation and amortization	256	235
Equipment rents	77	68
Casualty and other	97	81

Total operating expenses	1,873	1,686
Operating income	820	780

Interest expense	(92)	(89)

Other income (Note 2)	94	42
Income before income taxes	822	733

Income tax expense (Note 6)	(199)	(178)

Net income	$623	$555

Earnings per share (Note 9)
Basic	$0.75	$0.65
Diluted	$0.75	$0.65

Weighted-average number of shares (Note 9)
Basic	828.0	853.4
Diluted	831.3	856.5
See accompanying notes to unaudited consolidated financial statements.

 Canadian National Railway Company

Consolidated Statement of Comprehensive Income - unaudited

	Three months ended March 31
In millions	2014	2013

Net income	$623	$555

Other comprehensive income (Note 10)
Net gain on foreign currency translation	25	12
Net change in pension and other postretirement benefit plans	33	60
Other comprehensive income before income taxes	58	72
Income tax recovery (expense)	24	(2)
Other comprehensive income	82	70
Comprehensive income	$705	$625
See accompanying notes to unaudited consolidated financial statements.

Canadian National Railway Company

Consolidated Balance Sheet - unaudited

	March 31	December 31	March 31
In millions	2014	2013	2013

Assets

Current assets
Cash and cash equivalents	$198	$214	$128
Restricted cash and cash equivalents (Note 3)	471	448	512
Accounts receivable (Note 3)	899	815	900
Material and supplies	331	274	289
Deferred and receivable income taxes	162	137	75
Other	117	89	95
Total current assets	2,178	1,977	1,999

Properties	26,643	26,227	24,733
Intangible and other assets	2,072	1,959	260
Total assets	$30,893	$30,163	$26,992

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and other	$1,547	$1,477	$1,332
Current portion of long-term debt (Note 3)	912	1,021	1,466
Total current liabilities	2,459	2,498	2,798

Deferred income taxes	6,748	6,537	5,700
Pension and other postretirement benefits, net of current portion	546	541	659
Other liabilities and deferred credits	757	815	778
Long-term debt	7,287	6,819	5,945

Shareholders’ equity
Common shares	3,994	4,015	4,088
Accumulated other comprehensive loss (Note 10)	(1,768)	(1,850)	(3,187)
Retained earnings	10,870	10,788	10,211
Total shareholders’ equity	13,096	12,953	11,112
Total liabilities and shareholders’ equity	$30,893	$30,163	$26,992
See accompanying notes to unaudited consolidated financial statements.

Canadian National Railway Company

Consolidated Statement of Changes in Shareholders’ Equity - unaudited

	Three months ended
	March 31
In millions	2014	2013

Common shares (1)
Balance, beginning of period	$4,015	$4,108
Stock options exercised and other	9	17
Share repurchase programs (Note 3)	(30)	(37)
Balance, end of period	$3,994	$4,088

Accumulated other comprehensive loss (Note 10)
Balance, beginning of period	$(1,850)	$(3,257)
Other comprehensive income	82	70
Balance, end of period	$(1,768)	$(3,187)

Retained earnings
Balance, beginning of period	$10,788	$10,167
Net income	623	555
Share repurchase programs (Note 3)	(335)	(328)
Dividends	(206)	(183)
Balance, end of period	$10,870	$10,211
See accompanying notes to unaudited consolidated financial statements.

(1)
During the three months ended March 31, 2014, the Company issued 0.3 million common shares as a result of stock options exercised and repurchased 6.3 million common shares under its current share repurchase program. At March 31, 2014, the Company had 824.6 million common shares outstanding.

Canadian National Railway Company

Consolidated Statement of Cash Flows - unaudited
	Three months ended
	March 31
In millions	2014	2013

Operating activities
Net income	$623	$555
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	256	235
Deferred income taxes	95	83
Gain on disposal of property (Note 2)	(80)	(40)
Changes in operating assets and liabilities:
Accounts receivable	(52)	(59)
Material and supplies	(54)	(57)
Accounts payable and other	(47)	(321)
Other current assets	(13)	(3)
Pensions and other, net	(83)	(72)
Net cash provided by operating activities	645	321

Investing activities
Property additions	(248)	(228)
Disposal of property (Note 2)	97	52
Change in restricted cash and cash equivalents	(23)	9
Other, net	-	6
Net cash used in investing activities	(174)	(161)

Financing activities
Issuance of debt (Note 3)	536	1,071
Repayment of debt	(456)	(740)
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	7	14
Repurchase of common shares (Note 3)	(365)	(361)
Dividends paid	(206)	(183)
Net cash used in financing activities	(484)	(199)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	(3)	12
Net decrease in cash and cash equivalents	(16)	(27)
Cash and cash equivalents, beginning of period	214	155
Cash and cash equivalents, end of period	$198	$128

Supplemental cash flow information
Net cash receipts from customers and other	$2,672	$2,509
Net cash payments for:
Employee services, suppliers and other expenses	(1,684)	(1,672)
Interest	(105)	(90)
Personal injury and other claims	(13)	(14)
Pensions (Note 5)	(93)	(101)
Income taxes	(132)	(311)
Net cash provided by operating activities	$645	$321
See accompanying notes to unaudited consolidated financial statements.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

1 - Basis of presentation
In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at March 31, 2014, December 31, 2013 and March 31, 2013, and its results of operations, changes in shareholders’ equity and cash flows for the three months ended March 31, 2014 and 2013.

To be consistent with the basis of presentation used in preparing the Company’s 2013 Annual Consolidated Financial Statements, these unaudited Interim Consolidated Financial Statements and Notes thereto reflect the fourth quarter 2013 common stock split and net basis disclosure of commercial paper as described below.
On October 22, 2013, the Board of Directors of the Company approved a two-for-one common stock split in the form of a stock dividend of one additional common share of CN for each share outstanding, paid on November 29, 2013 to shareholders of record on November 15, 2013. At the effective date of the stock split, all equity-based benefit plans and share repurchase programs were adjusted to reflect the issuance of such additional shares. All share and per share data presented herein reflect the impact of the stock split.
Beginning with the fourth quarter of 2013, the Company revised the Consolidated Statement of Cash Flows to present on a net basis the issuances and repayments of commercial paper, all of which have a maturity of less than 90 days and which were previously reported on a gross basis.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2013 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s 2013 Annual Consolidated Financial Statements and Notes thereto.

2 - Disposal of property
2014
Deux-Montagnes
On February 28, 2014, the Company closed a transaction with Agence Métropolitaine de Transport to sell the Deux-Montagnes subdivision between Saint-Eustache and Montreal, Quebec, including the Mont-Royal tunnel, together with the rail fixtures (collectively the “Deux-Montagnes”), for cash proceeds of $97 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Deux-Montagnes at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $80 million ($72 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2013
Lakeshore West
On March 19, 2013, the Company entered into an agreement with Metrolinx to sell a segment of the Oakville subdivision in Oakville and Burlington, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”), for cash proceeds of $52 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore West at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $40 million ($36 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

3 - Financing activities
Shelf prospectus and registration statement
On February 11, 2014, under its current shelf prospectus and registration statement which expires January 2016, the Company issued $250 million 2.75% Notes due 2021 in the Canadian capital markets, which resulted in net proceeds of $247 million, intended for general corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases.

Revolving credit facility
The Company has an $800 million revolving credit facility agreement with a consortium of lenders. The agreement, which contains customary terms and conditions, allows for an increase in the facility amount, up to a maximum of $1.3 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The Company exercised such option and on March 14, 2014, the expiry date of the agreement was extended by one year to May 5, 2019. The Company plans to use the credit facility for working capital and general corporate purposes, including backstopping its commercial paper program. As at March 31, 2014 and December 31, 2013, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the three months ended March 31, 2014.

Commercial paper
The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at March 31, 2014, the Company had total borrowings of $465 million ($273 million as at December 31, 2013) presented in Current portion of long-term debt on the Consolidated Balance Sheet at a weighted-average interest rate of 1.14% (1.14% as at December 31, 2013).

Accounts receivable securitization program
The Company has a three-year agreement which commenced on February 1, 2013, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million.
The Company accounts for the proceeds of its accounts receivable securitization program as a secured borrowing under Accounting Standards Codification (ASC) 860, Transfers and Servicing. As such, as at March 31, 2014, the Company recorded $350 million ($250 million as at December 31, 2013) of proceeds received under the accounts receivable securitization program in the Current portion of long-term debt on the Consolidated Balance Sheet at a weighted-average interest rate of 1.18% (1.18% as at December 31, 2013) which is secured by and limited to $401 million ($281 million as at December 31, 2013) of accounts receivable.

Bilateral letter of credit facilities and Restricted cash and cash equivalents
The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 14, 2014, the expiry date of these agreements was extended by one year to April 28, 2017. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at March 31, 2014, the Company had letters of credit drawn of $496 million ($481 million as at December 31, 2013) from a total committed amount of $510 million ($503 million as at December 31, 2013) by the various banks. As at March 31, 2014, cash and cash equivalents of $471 million ($448 million as at December 31, 2013) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

Share repurchase programs
On October 22, 2013, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 30.0 million common shares, between October 29, 2013 and October 23, 2014 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.
The following table provides the information related to the share repurchase programs for the three months ended March 31, 2014 and 2013:

	Three months ended March 31
In millions, except per share data	2014	2013
Number of common shares repurchased (1)	6.3	7.8
Weighted-average price per share (2)	$58.22	$47.03
Amount of repurchase	$365	$365
(1)	Includes common shares purchased in the first quarters of 2014 and 2013 pursuant to private agreements between the Company and arm's length third-party sellers.
(2)	Includes brokerage fees.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

4 - Stock plans
The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided in Note 10 – Stock plans to the Company’s 2013 Annual Consolidated Financial Statements. The following table provides total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the three months ended March 31, 2014 and 2013.

	Three months ended March 31
In millions	2014	2013
Cash settled awards
Share Unit Plan (1)	$14	$10
Voluntary Incentive Deferral Plan (VIDP)	1	14
Total cash settled awards	15	24
Stock option awards	2	2
Total stock-based compensation expense	$17	$26
Tax benefit recognized in income	$4	$6
(1)	2013 includes the reversal of approximately $20 million of stock-based compensation expense related to the forfeiture of performance share units by former executives.

Cash settled awards
Share Unit Plan
Following approval by the Board of Directors in January 2014, the Company granted 0.8 million performance share units (PSUs), previously known as restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The PSUs granted are generally scheduled for payout after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital over the plan period.

Payout is conditional upon the attainment of a minimum share price calculated using the average of the last three months of the plan period. In addition, commencing at various dates, for senior and executive management employees (“executive employees”), payout on PSUs is also conditional on compliance with the conditions of their benefit plans, award or employment agreements, including but not limited to non-compete, non-solicitation, and non-disclosure of confidential information conditions. Current or former executive employees who breach such conditions of their benefit plans, award or employment agreements will forfeit the PSU payout. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their benefit plans, award or employment agreement, the Company may at its discretion change the manner of vesting of the PSUs to suspend payout on any PSUs pending resolution of such matter.
The following table provides the 2014 activity for all cash settled awards:

	PSUs		VIDP
In millions	Nonvested	Vested	Nonvested	Vested
Outstanding at December 31, 2013	1.7	0.9	-	2.3
Granted (Payout)	0.8	(0.9)	-	(0.1)
Outstanding at March 31, 2014	2.5	-	-	2.2

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

  The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated		PSUs (1)					VIDP (2)	Total
Year of grant	2014	2013	2012	2011	2010	2009
Stock-based compensation expense (recovery)
recognized over requisite service period
Three months ended March 31, 2014	$4	$7	$5	$(2)	$-	$-	$1	$15
Three months ended March 31, 2013 (3)	N/A	$4	$11	$8	$(4)	$(9)	$14	$24

Liability outstanding
March 31, 2014	$4	$41	$67	$-	$-	$-	$145	$257
December 31, 2013	N/A	$34	$61	$80	$-	$-	$145	$320

Fair value per unit
March 31, 2014 ($)	$36.01	$58.51	$61.37	N/A	N/A	N/A	$62.11	N/A

Fair value of awards vested during the period
Three months ended March 31, 2014	$-	$-	$-	$-	N/A	N/A	$1	$1
Three months ended March 31, 2013	N/A	$-	$-	$-	$-	N/A	$1	$1

Nonvested awards at March 31, 2014
Unrecognized compensation cost	$22	$25	$12	$-	N/A	N/A	$2	$61
Remaining recognition period (years)	2.8	1.8	0.8	N/A	N/A	N/A	N/A(4)	N/A

Assumptions (5)
Stock price ($)	$62.11	$62.11	$62.11	N/A	N/A	N/A	$62.11	N/A
Expected stock price volatility (6)	15%	13%	13%	N/A	N/A	N/A	N/A	N/A
Expected term (years) (7)	2.8	1.8	0.8	N/A	N/A	N/A	N/A	N/A
Risk-free interest rate (8)	1.20%	1.04%	0.94%	N/A	N/A	N/A	N/A	N/A
Dividend rate ($) (9)	$1.00	$1.00	$1.00	N/A	N/A	N/A	N/A	N/A
(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.
(2)	Compensation cost is based on intrinsic value.
(3)	Includes the reversal of approximately $20 million of stock-based compensation expense related to the forfeiture of PSUs by former executives.
(4)	The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units.
(5)	Assumptions used to determine fair value are at March 31, 2014.
(6)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(7)	Represents the remaining period of time that awards are expected to be outstanding.
(8)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(9)	Based on the annualized dividend rate.

Stock option awards
Following approval by the Board of Directors in January 2014, the Company granted 1.0 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant. The options issued by the Company are conventional options that vest over a period of time. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant and expire after 10 years. At March 31, 2014, 19.2 million common shares remained authorized for future issuances under this plan. The total number of options outstanding at March 31, 2014 was 8.4 million.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

The following table provides the activity of stock option awards during 2014, and for options outstanding and exercisable at March 31, 2014, the weighted-average exercise price and the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on March 31, 2014 at the Company’s closing stock price of $62.11 on the Toronto Stock Exchange.

Options outstanding
	Number	Weighted-average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2013 (1)	7.7	$30.97
Granted	1.0	$58.72
Exercised	(0.3)	$25.09
Outstanding at March 31, 2014 (1)	8.4	$34.93	6.0	$228
Exercisable at March 31, 2014 (1)	5.9	$28.45	4.9	$197
(1)		Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2014	2013	2012	2011	2010	2009	Total
Stock-based compensation expense
recognized over requisite service period (1)
Three months ended March 31, 2014	$2	$-	$-	$-	$-	$-	$2
Three months ended March 31, 2013	N/A	$1	$1	$-	$-	$-	$2

Fair value per unit
At grant date ($)	$11.08	$8.52	$7.74	$7.83	$6.55	$6.30	N/A

Fair value of awards vested during the period
Three months ended March 31, 2014	$-	$2	$2	$3	$2	$-	$9
Three months ended March 31, 2013	N/A	$-	$2	$3	$2	$3	$10

Nonvested awards at March 31, 2014
Unrecognized compensation cost	$8	$3	$2	$1	$-	$-	$14
Remaining recognition period (years)	3.8	2.8	1.8	0.8	-	-	N/A

Assumptions
Grant price ($)	$58.72	$47.47	$38.35	$34.47	$27.38	$21.07	N/A
Expected stock price volatility (2)	23%	23%	26%	26%	28%	39%	N/A
Expected term (years) (3)	5.4	5.4	5.4	5.3	5.4	5.3	N/A
Risk-free interest rate (4)	1.51%	1.41%	1.33%	2.53%	2.44%	1.97%	N/A
Dividend rate ($) (5)	$1.00	$0.86	$0.75	$0.65	$0.54	$0.51	N/A
(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.

(2)
Based on the average of the historical volatility of the Company's stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company's stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5)	Based on the annualized dividend rate.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

5 - Pensions and other postretirement benefits
The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Senior and executive management employees (“executive employees”) subject to certain minimum service and age requirements, are also eligible for an additional retirement benefit under their Special Retirement Stipend Agreements (SRS), the Supplemental Executive Retirement Plan (SERP) or the Defined Contribution Supplemental Executive Retirement Plan (DC SERP). Executive employees who breach the non-compete, non-solicitation and non-disclosure of confidential information conditions of the SRS, SERP or DC SERP plans or other employment agreement will forfeit the retirement benefit under these plans. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their SRS, SERP, or DC SERP plan or other employment agreement, the Company may at its discretion withhold or suspend payout of the retirement benefit pending resolution of such matter.

For the three months ended March 31, 2014 and 2013, the components of net periodic benefit cost for pensions and other postretirement benefits were as follows:

Components of net periodic benefit cost for pensions
	Three months ended March 31
In millions	2014	2013
Service cost	$35	$41
Interest cost	178	164
Settlement gain	-	(1)
Expected return on plan assets	(245)	(239)
Amortization of prior service cost	1	1
Amortization of net actuarial loss	32	59
Net periodic benefit cost	$1	$25

Components of net periodic benefit cost for other postretirement benefits
	Three months ended March 31
In millions	2014	2013
Service cost	$1	$1
Interest cost	2	2
Amortization of prior service cost	1	-
Amortization of net actuarial gain	(1)	-
Net periodic benefit cost	$3	$3

Company contributions to its various pension plans are made in accordance with the applicable legislation in Canada and the United States (U.S.) and are determined by actuarial valuations. Actuarial valuations are generally required on an annual basis both in Canada and the U.S. The actuarial valuations for funding purposes for the Company’s Canadian pension plans, based on a valuation date of December 31, 2013, will be performed and filed by June 30, 2014 and are expected to identify a going-concern surplus of approximately $1.6 billion and a solvency deficit of approximately $1.7 billion calculated using the three-year average of the Company’s hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. Under Canadian legislation, the solvency deficit is required to be funded through special solvency payments, for which each annual amount is equal to one fifth of the solvency deficit, and is re-established at each valuation date.
Pension contributions made in the first three months of 2014 and 2013 of $93 million and $101 million, respectively, mainly represent contributions to the Company’s main pension plan, the CN Pension Plan. These pension contributions are for the current service cost as determined under the Company’s current actuarial valuations for funding purposes. The Company expects to make total cash contributions in 2014 of approximately $130 million for all of the Company’s pension plans.
Voluntary contributions can be treated as a prepayment against the Company’s required special solvency deficit payments. As at December 31, 2013, the Company had approximately $470 million of accumulated prepayments available to offset future required solvency deficit payments. The Company applied approximately $85 million of such prepayments during the first three months of 2014 and will apply approximately $250 million for the remainder of the year.
Additional information relating to the pension plans is provided in Note 11 – Pensions and other postretirement benefits to the Company’s 2013 Annual Consolidated Financial Statements.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

6 - Income taxes
The Company recorded income tax expense of $199 million for the three months ended March 31, 2014 compared to $178 million for the same period in 2013. Included in the 2014 figure was an income tax recovery of $18 million resulting from a change in estimate of the deferred income tax liability related to properties. Included in the 2013 figure was an income tax recovery of $16 million resulting from a revision of the apportionment of U.S. state taxes.

7 - Major commitments and contingencies
Commitments
As at March 31, 2014, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $735 million ($482 million as at December 31, 2013). The Company also has estimated remaining commitments of approximately $297 million (US$269 million), in relation to the U.S. federal government legislative requirement to implement Positive Train Control (PTC) by December 31, 2015.
In addition, it has estimated remaining commitments, through to December 31, 2016, of approximately $76 million (US$69 million), in relation to the acquisition of the principal lines of the former Elgin, Joliet and Eastern Railway Company. These commitments are for railroad infrastructure improvements, grade separation projects as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities’ concerns.
The Company also has agreements with fuel suppliers which allow but do not require the Company to purchase approximately 80% of its estimated remaining 2014 volume, 60% of its anticipated 2015 volume, 55% of its anticipated 2016 volume and 20% of its anticipated 2017 volume at market prices prevailing on the date of the purchase.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. A comprehensive actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

United States
Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is performed annually.
For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial study includes the projection of the Company’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

As at March 31, 2014, the Company had aggregate reserves for personal injury and other claims of $315 million, of which $48 million was recorded as a current liability ($316 million as at December 31, 2013, of which $45 million was recorded as a current liability).
Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at March 31, 2014, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company has identified approximately 275 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental expenses, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.
As at March 31, 2014, the Company had aggregate accruals for environmental costs of $118 million, of which $43 million was recorded as a current liability ($119 million as at December 31, 2013, of which $41 million was recorded as a current liability). The Company anticipates that the majority of the liability at March 31, 2014 will be paid out over the next five years. However, some costs may be paid out over a longer period. Based on the information currently available, the Company considers its provisions to be adequate.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(a)	the lack of specific technical information available with respect to many sites;
(b)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(c)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
(d)	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2014 and 2022, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. As at March 31, 2014, the maximum exposure in respect of these guarantees was $176 million. There are no recourse provisions to recover any amounts from third parties.

Other guarantees
As at March 31, 2014, the Company, including certain of its subsidiaries, had granted $496 million of irrevocable standby letters of credit and $92 million of surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at March 31, 2014, the maximum potential liability under these guarantee instruments was $588 million, of which $528 million related to workers’ compensation and other employee benefit liabilities and $60 million related to other liabilities. The letters of credit were drawn on the Company’s bilateral letter of credit facilities. The Company had not recorded a liability as at March 31, 2014 with respect to these guarantee instruments as they related to the Company’s future performance and the Company did not expect to make any payments under these guarantee instruments. The majority of the guarantee instruments mature at various dates between 2014 and 2016.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:

(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)	contracts for the sale of assets;
(d)	contracts for the acquisition of services;
(e)	financing agreements;
(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)	transfer agent and registrar agreements in respect of the Company’s securities;
(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;
(j)	master agreements with financial institutions governing derivative transactions;
(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third-party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements; and

(l)	acquisition agreements.

To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be reasonably determined.
During the period, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be reasonably determined. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

8 - Financial instruments
For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is believed to be consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1:             Quoted prices for identical instruments in active markets.
Level 2:
Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3:             Significant inputs to the valuation model are unobservable.

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

Cash and cash equivalents, Restricted cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other
The carrying amounts approximate fair value because of the short maturity of these instruments. Cash and cash equivalents and Restricted cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are classified as Level 1. Accounts receivable, Other current assets, and Accounts payable and other are classified as Level 2 as they may not be priced using quoted prices, but rather determined from market observable information.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

Intangible and other assets
Included in Intangible and other assets are equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value is estimated based on the Company’s proportionate share of the underlying net assets. Investments are classified as Level 3 as their fair value is based on significant unobservable inputs.

Debt
The fair value of the Company’s debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company’s debt is classified as Level 2.

The following table provides the carrying amounts and estimated fair values of the Company’s financial instruments as at March 31, 2014 and December 31, 2013 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	March 31, 2014		December 31, 2013
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments	$57	$171	$57	$164
Financial liabilities
Total debt	$8,199	$9,297	$7,840	$8,683

9 - Earnings per share
The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended March 31
In millions, except per share data	2014	2013
Net income	$623	$555

Weighted-average shares outstanding	828.0	853.4
Effect of stock options	3.3	3.1
Weighted-average diluted shares outstanding	831.3	856.5

Basic earnings per share	$0.75	$0.65
Diluted earnings per share	$0.75	$0.65

Basic earnings per share are calculated based on the weighted-average number of common shares outstanding over each period. Diluted earnings per share are calculated based on the weighted-average diluted shares outstanding using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money stock options would be used to purchase common shares at the average market price for the period.

Canadian National Railway Company

Notes to Unaudited Consolidated Financial Statements

10 – Accumulated other comprehensive loss
The components of Accumulated other comprehensive loss are as follows:

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at December 31, 2013	$(533)	$(1,515)	$8	$(2,040)		$190		$(1,850)
Other comprehensive income before reclassifications:

Unrealized foreign exchange gain on translation of net investment in foreign operations	276			276		-		276
Unrealized foreign exchange loss on translation of US dollar- denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	(251)			(251)		32		(219)

Amounts reclassified from accumulated
other comprehensive income:
Amortization of net actuarial loss		31		31	(1)	(8)	(2)	23
Amortization of prior service cost		2		2	(1)	-	(2)	2
Other comprehensive income	25	33	-	58		24		82
Balance at March 31, 2014	$(508)	$(1,482)	$8	$(1,982)		$214		$(1,768)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at December 31, 2012	$(579)	$(3,290)	$8	$(3,861)		$604		$(3,257)
Other comprehensive income before reclassifications:

Unrealized foreign exchange gain on translation of net investment in foreign operations	130			130		-		130
Unrealized foreign exchange loss on translation of US dollar- denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	(118)			(118)		14		(104)

Amounts reclassified from accumulated
other comprehensive income:
Amortization of net actuarial loss		59		59	(1)	(16)	(2)	43
Amortization of prior service cost		1		1	(1)	-	(2)	1
Other comprehensive income	12	60	-	72		(2)		70
Balance at March 31, 2013	$(567)	$(3,230)	$8	$(3,789)		$602		$(3,187)

(1) Reclassified to Labor and fringe benefits on the Consolidated Statement of Income and included in components of net periodic benefit cost. See Note 5 - Pensions and other postretirement benefits.
(2) Included in Income tax expense on the Consolidated Statement of Income.

Canadian National Railway Company

Selected Railroad Statistics - unaudited

	Three months ended March 31
	2014	2013

Statistical operating data
Rail freight revenues ($ millions) (1)	2,578	2,355
Gross ton miles (GTM) (millions)	101,476	96,301
Revenue ton miles (RTM) (millions)	53,334	50,576
Carloads (thousands)	1,239	1,231
Route miles (includes Canada and the U.S.) (2)	20,000	20,100
Employees (end of period)	23,992	23,624
Employees (average for the period)	23,756	23,435

Productivity
Operating ratio (%)	69.6	68.4
Rail freight revenue per RTM (cents) (1)	4.83	4.66
Rail freight revenue per carload ($) (1)	2,081	1,913
Operating expenses per GTM (cents)	1.85	1.75
Labor and fringe benefits expense per GTM (cents)	0.58	0.59
GTMs per average number of employees (thousands)	4,272	4,109
Diesel fuel consumed (US gallons in millions)	106.9	101.7
Average fuel price ($/US gallon)	3.95	3.61
GTMs per US gallon of fuel consumed	949	947

Safety indicators
Injury frequency rate (per 200,000 person hours) (3)	2.07	1.41
Accident rate (per million train miles) (3)	2.36	2.12

Financial ratio
Debt-to-total capitalization ratio (% at end of period) (4)	38.5	40.0
Statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available, as such, certain of the 2013 comparative data and related productivity measures have been restated.

(1)
In 2014, certain Other revenues were reclassified to the commodity groups within rail freight revenues. This change has no impact on the Company’s previously reported results of operations as total revenues remain unchanged. The 2013 comparative figures have been reclassified in order to be consistent with the 2014 presentation.

(2) Rounded to the nearest hundred miles.
(3) Based on Federal Railroad Administration (FRA) reporting criteria.
(4)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt, divided by the sum of total debt plus total shareholders’ equity.

Canadian National Railway Company

Supplementary Information - unaudited

	Three months ended March 31
	2014	2013	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (2)
Revenues (millions of dollars) (1)
Petroleum and chemicals	568	461	23%	16%
Metals and minerals	308	288	7%	-
Forest products	339	338	-	(6%)
Coal	182	170	7%	2%
Grain and fertilizers	431	408	6%	1%
Intermodal	621	556	12%	9%
Automotive	129	134	(4%)	(10%)
Total rail freight revenues	2,578	2,355	9%	4%
Other revenues	115	111	4%	(1%)
Total revenues	2,693	2,466	9%	4%
Revenue ton miles (millions)
Petroleum and chemicals	12,879	10,554	22%	22%
Metals and minerals	5,009	4,990	-	-
Forest products	6,555	7,266	(10%)	(10%)
Coal	5,294	5,340	(1%)	(1%)
Grain and fertilizers	11,313	11,009	3%	3%
Intermodal	11,661	10,747	9%	9%
Automotive	623	670	(7%)	(7%)
Total revenue ton miles	53,334	50,576	5%	5%
Rail freight revenue / RTM (cents) (1)
Petroleum and chemicals	4.41	4.37	1%	(5%)
Metals and minerals	6.15	5.77	7%	-
Forest products	5.17	4.65	11%	4%
Coal	3.44	3.18	8%	3%
Grain and fertilizers	3.81	3.71	3%	(2%)
Intermodal	5.33	5.17	3%	-
Automotive	20.71	20.00	4%	(4%)
Total rail freight revenue per RTM	4.83	4.66	4%	(2%)
Carloads (thousands)
Petroleum and chemicals	161	151	7%	7%
Metals and minerals	207	244	(15%)	(15%)
Forest products	100	111	(10%)	(10%)
Coal	125	97	29%	29%
Grain and fertilizers	140	142	(1%)	(1%)
Intermodal	457	432	6%	6%
Automotive	49	54	(9%)	(9%)
Total carloads	1,239	1,231	1%	1%
Rail freight revenue / carload (dollars) (1)
Petroleum and chemicals	3,528	3,053	16%	9%
Metals and minerals	1,488	1,180	26%	18%
Forest products	3,390	3,045	11%	4%
Coal	1,456	1,753	(17%)	(21%)
Grain and fertilizers	3,079	2,873	7%	2%
Intermodal	1,359	1,287	6%	3%
Automotive	2,633	2,481	6%	(1%)
Total rail freight revenue per carload	2,081	1,913	9%	3%
Statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

(1)  In 2014, certain Other revenues were reclassified to the commodity groups within rail freight revenues. This change has no impact on the Company’s previously reported results of operations as total revenues remain unchanged. The 2013 comparative figures have been reclassified in order to be consistent with the 2014 presentation.

(2) See supplementary schedule entitled Non-GAAP Measures for an explanation of this Non-GAAP measure.

Canadian National Railway Company

Non-GAAP Measures

Adjusted performance measures
For the three months ended March 31, 2014, the Company reported adjusted net income of $551 million, or $0.66 per diluted share. The adjusted figures exclude a gain on disposal of the Deux-Montagnes subdivision, including the Mont-Royal tunnel, together with the rail fixtures, of $80 million, or $72 million after-tax ($0.09 per diluted share). For the three months ended March 31, 2013, the Company reported adjusted net income of $519 million, or $0.61 per diluted share. The adjusted figures exclude a gain on disposal of a segment of the Oakville subdivision, together with the rail fixtures and certain passenger agreements, of $40 million, or $36 million after-tax ($0.04 per diluted share).
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2014 unaudited Interim Consolidated Financial Statements and Notes thereto. The following table provides a reconciliation of net income and earnings per share, as reported for the three months ended March 31, 2014 and 2013, to the adjusted performance measures presented herein.

	Three months ended March 31, 2014			Three months ended March 31, 2013
In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
Revenues	$2,693	$-	$2,693	$2,466	$-	$2,466
Operating expenses	1,873	-	1,873	1,686	-	1,686
Operating income	820	-	820	780	-	780
Interest expense	(92)	-	(92)	(89)	-	(89)
Other income	94	(80)	14	42	(40)	2
Income before income taxes	822	(80)	742	733	(40)	693
Income tax expense	(199)	8	(191)	(178)	4	(174)
Net income	$623	$(72)	$551	$555	$(36)	$519
Operating ratio	69.6%		69.6%	68.4%		68.4%
Effective tax rate	24.2%		25.7%	24.3%		25.1%
Basic earnings per share	$0.75	$(0.09)	$0.66	$0.65	$(0.04)	$0.61
Diluted earnings per share	$0.75	$(0.09)	$0.66	$0.65	$(0.04)	$0.61

Canadian National Railway Company

Non-GAAP Measures

Constant currency
Although CN conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange rate fluctuations.
Financial results at “constant currency” allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.10 and $1.01 per US$1.00, respectively, for the three months ended March 31, 2014 and 2013.
On a constant currency basis, the Company’s net income for the three months ended March 31, 2014 would have been lower by $26 million, or $0.03 per diluted share. The following table presents a reconciliation of 2014 net income as reported to net income on a constant currency basis:

Three months ended
In millions	March 31, 2014
Net income, as reported	$623

Impact due to the weakening Canadian dollar included in net income	(26)
Net income, on a constant currency basis	$597

Free cash flow
Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash. In the past, the Company defined free cash flow as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents, the payment of dividends, changes in cash and cash equivalents resulting from foreign exchange fluctuations, and the impact of major acquisitions, if any.
Beginning with the fourth quarter of 2013, the Company redefined its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any. The Company believes that free cash flow, as redefined, is a better measure of the Company’s available cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities.

	Three months ended March 31
In millions	2014	2013
Net cash provided by operating activities	$645	$321
Net cash used in investing activities	(174)	(161)
Net cash provided before financing activities	471	160

Adjustment:
Change in restricted cash and cash equivalents	23	(9)
Free cash flow	$494	$151

Canadian National Railway Company

Management’s Discussion and Analysis
Item 3

Management’s discussion and analysis (MD&A) relates to the financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.” Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial position and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2014 unaudited Interim Consolidated Financial Statements and Notes thereto as well as the 2013 Annual MD&A .

Business profile
CN is engaged in the rail and related transportation business. CN’s network of approximately 20,000 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network, and its co-production arrangements, routing protocols, marketing alliances, and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.
CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. For the three months ended March 31, 2014, no individual commodity group accounted for more than 23% of total revenues. From a geographic standpoint, 16% of revenues relate to United States (U.S.) domestic traffic, 33% transborder traffic, 19% Canadian domestic traffic and 32% overseas traffic. The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization
The Company manages its rail operations in Canada and the U.S. as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.
See Note 14 – Segmented information to the Company’s 2013 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview
CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.
CN’s commitment is to create value for both its customers and shareholders. By deepening customer engagement, leveraging the strength of its franchise, and delivering operational and service excellence, the Company seeks to provide quality and cost-effective service that creates value for its customers.
CN’s corporate goals are generally based on five key financial performance targets: revenues, operating income, earnings per share, free cash flow and return on invested capital, as well as various key operating and customer service metrics that the Company focuses on to measure efficiency, safety and quality of service. By striving for sustainable financial performance through profitable growth, adequate free cash flow and return on invested capital, CN seeks to deliver increased shareholder value. On October 22, 2013, the Board of Directors of the Company approved a two-for-one common stock split in the form of a stock dividend of one additional common share of CN for each share outstanding, paid on November 29, 2013 to shareholders of record on November 15, 2013. At the effective date of the stock split, all equity-based benefit plans and share repurchase programs were adjusted to reflect the issuance of such additional shares. All share and per share data presented herein reflect the impact of the stock split.
For 2014, the Company’s Board of Directors approved a share repurchase program which allows for the repurchase of up to 30.0 million common shares, between October 29, 2013 and October 23, 2014. Share repurchases are made pursuant to a normal course issuer bid at prevailing market prices, plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. In addition, the

Canadian National Railway Company

Management’s Discussion and Analysis

Company’s Board of Directors approved an increase of 16% to the quarterly dividend to common shareholders, from $0.215 in 2013 to $0.250 in 2014.
CN’s business model is anchored on five core principles: providing quality service, controlling costs, focusing on asset utilization, committing to safety and sustainability, and developing people. For many years, CN has operated with a mindset that drives efficiency. The CN Precision Railroading model, which focuses on improving every process that affects delivery of customers’ goods, continues to guide the Company’s performance. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably. It demands discipline to execute the trip plan, the relentless measurement of results, and the use of such results to generate further execution improvements in the service provided to customers. It also aims to increase velocity, improve reliability, lower costs, enhance asset utilization and, ultimately, help the Company to grow the top line. The Company maintains that philosophy today and works hard to run more efficient trains, reduce dwell times at terminals and improve overall network velocity. With CN’s business model, fewer railcars and locomotives are needed to ship the same amount of freight in a tight, reliable and efficient operation. The railroad is run based on a disciplined operating methodology, executing with a sense of urgency and accountability. This philosophy has been a key contributor to CN’s earnings growth and improved return on invested capital. The Company has also set its sights on becoming a true supply chain enabler by helping to elevate service performance end-to-end. CN is pursuing better end-to-end service and greater operating efficiencies while helping customers win in their own markets. While CN is a leader in fast and reliable service hub-to-hub, the Company strives to distinguish itself by bringing greater value to the entire range of customer touch points. The Company continues to strengthen its commitment to operational and service excellence through a wide range of innovations anchored on its continuous improvement philosophy. CN’s major push in first-mile/last-mile activities is all about quality interaction with customers – from developing a sharper outside-in perspective to better monitoring of traffic forecasts; from the Company’s car management distribution activities to higher and more responsive car order fulfillment; and from improving customer communication to iAdvise (proactive customer communication system at the local level). CN’s broad-based service innovations benefit customers and support the Company’s goal to grow the business faster than the overall economy. CN understands the importance of being the best operator in the business, and being the best service innovator as well. Service excellence means expanding CN’s perspective, working more closely, and building on mutual trust, with customers and supply chain customers as well as involving all relevant areas of the Company in the process. The success of the business model is dependent on commercial principles and a supportive regulatory environment, both of which are key to an effective rail transportation marketplace throughout North America.

Providing quality service, controlling costs and focusing on asset utilization
The basic driver of the Company’s business is demand for reliable, efficient, and cost effective transportation. As such, the Company’s focus is the pursuit of its long-term business plan, delivering operational and service excellence by providing a high level of service to customers while operating safely and efficiently, and meeting short- and long-term financial commitments.
In 2014, the Company expects North American industrial production to increase by approximately three percent as well as continued improvements in U.S. housing starts and U.S. automotive sales. For the 2013/2014 crop year, Canadian grain production was well above the five-year average and U.S. grain production was above the five-year average. With respect to the 2014/2015 crop year, the Company assumes Canadian and U.S. grain production to be in line with their respective five-year averages.
To meet its business plan objectives, the Company’s priority is to grow the business at low incremental cost. The Company’s strategy to pursue deeper customer engagement and service improvements is expected to continue to drive growth. Improvements are coming from several key thrusts including first mile-last mile initiatives that improve customer service at origin and destination, and a supply chain perspective that emphasizes collaboration and better end-to-end service. The Company sees opportunities for growth across most markets, led by energy-related commodities, particularly crude oil and frac sand; by overseas container traffic; by market share gains against truck in domestic intermodal; by a continued recovery in the U.S. housing market; as well as by strong offshore grain exports due to a record western Canadian crop. Longer term, the Company expects continued growth in offshore export markets including metallurgical and thermal coal as well as potash.
To grow the business at low incremental cost and to operate efficiently and safely while maintaining a high level of customer service, the Company continues to invest in capital programs to maintain a safe and fluid railway and pursue strategic initiatives to improve its franchise, as well as undertake productivity initiatives to reduce costs and leverage its assets. Opportunities to improve productivity extend across all functions in the organization. Train productivity is being improved through the acquisition of locomotives that are more fuel-efficient than the ones they replace, which will also improve service reliability for customers and reduce greenhouse gas emissions. In addition, the Company’s locomotives are being equipped with distributed power capability, which allows the Company to run longer, more efficient trains, particularly in cold weather conditions, while improving train handling, reducing train separations and improving the overall safety of operations. These initiatives, combined with CN’s investments in longer sidings over the years, offer train-mile savings, allow for efficient long-train operations and reduce wear on rail and wheels. Yard throughput is being improved through SmartYard, an innovative use of real-time traffic information to sequence cars effectively and get them out on the line more quickly in the face of constantly changing conditions. In Engineering, the Company is continuously working to increase the productivity of its field forces, through better use of traffic information

Canadian National Railway Company

Management’s Discussion and Analysis

and the optimization of work scheduling and as a result, better management of its engineering forces on the track. The Company also intends to continue focusing on the reduction of accidents and related costs, as well as costs for legal claims and health care.
CN’s capital expenditure programs support the Company’s commitment to its core principles and strategy and its ability to grow the business profitably. In 2014, CN plans to invest approximately $2.25 billion on capital programs, of which approximately $1.2 billion is targeted toward maintaining the safety and integrity of the network, particularly track infrastructure. This investment will include the replacement of rail, ties, and other track materials, bridge improvements, as well as various branch line upgrades.
In 2014, CN’s equipment capital expenditures are targeted to reach approximately $350 million, allowing the Company to tap growth opportunities and improve the quality of the fleet. In order to handle expected traffic increase and improve operational efficiency, in 2013 CN took delivery of 44 new and 37 second-hand high-horsepower locomotives. In 2014, CN expects to take delivery of an additional 60 new high-horsepower locomotives.
In 2014, CN also expects to spend approximately $700 million on facilities, such as transloads and distribution centers; to grow the business; and to improve the productivity and fluidity of the network. The investment includes funds for strategic initiatives, information technology to improve service and operating efficiency, and on other projects to increase productivity.
To meet short- and long-term financial commitments, the Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet by monitoring its credit ratios and preserving an investment-grade credit rating to be able to maintain access to public financing. The Company’s principal source of liquidity is cash generated from operations, which can be supplemented by its commercial paper program and its accounts receivable securitization program to meet short-term liquidity needs. The Company’s primary uses of funds are for working capital requirements, including income tax installments, pension contributions, contractual obligations; capital expenditures relating to track infrastructure and other; acquisitions; dividend payouts; and the repurchase of shares through share buyback programs. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and pursue strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders.

Delivering responsibly
The Company’s commitment to safety is reflected in the wide range of initiatives that CN is pursuing and in the size of its capital programs. Comprehensive plans are in place to address safety, security, employee well-being and environmental management. CN’s Safety Management Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk and drive continuous improvement in the reduction of injuries and accidents, and engages employees at all levels of the organization.
The Company has made sustainability an integral part of its business strategy by aligning its sustainability agenda with its business model. As part of the Company’s comprehensive sustainability action plan and to comply with the CN Environmental Policy, the Company engages in a number of initiatives, including the use of fuel-efficient locomotives that reduce greenhouse gas emissions; increasing operational and building efficiencies; investing in virtualization technologies, energy-efficient data centers and recycling programs for information technology systems; reducing, recycling and reusing waste at its facilities and on its network; engaging in modal shift agreements that favor low emission transport services; and participating in the Carbon Disclosure Project to gain a more comprehensive view of its carbon footprint.
The CN Environmental Policy aims to minimize the impact of the Company’s activities on the environment. The Company strives to contribute to the protection of the environment by integrating environmental priorities into the Company’s overall business plan and through the specific monitoring and measurement of such priorities against historical performance and in some cases, specific targets. All employees must demonstrate commitment to the CN Environmental Policy at all times and it is the Environment, Safety and Security Committee of the Board of Directors that has the responsibility of overseeing this policy. This committee’s responsibilities, powers and operation are further described in its charter, which is included in the Company’s Corporate Governance Manual available on CN’s website. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place to minimize the environmental risks to the Company.
The CN Environmental Policy, the Company’s Carbon Disclosure Project report, and the Corporate Citizenship Report “Delivering Responsibly” are available on CN’s website. In 2013, the Company’s sustainability practices earned it a place as the leader in the Transportation and Transportation Infrastructure Industry sector of the Dow Jones Sustainability World Index (DJSI). This was the second consecutive year that the Company had been listed on the DJSI World Index and the fifth straight year on the DJSI North American Index.

Canadian National Railway Company

Management’s Discussion and Analysis

Developing people
CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is focused on recruiting the right people, developing employees with the right skills, motivating them to do the right thing, and training them to be the future leaders of the Company. As part of a new revitalized company-wide training program aimed at preparing railroaders to be highly skilled, safety conscious and confident in their work environment, CN opened a new state-of-the-art training center located in Winnipeg, Manitoba, in April 2014, and plans to open another one in suburban Chicago, Illinois, later this year. The Company continues to address changes in employee demographics that will span multiple years. The Human Resources and Compensation Committee of the Board of Directors reviews the progress made in developing current and future leaders through the Company’s leadership development programs. These programs and initiatives provide a solid platform for the assessment and development of the Company’s talent pool. The leadership development programs are tightly integrated with the Company’s business strategy.

The forward-looking statements discussed in this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such forward-looking statements.

Impact of foreign currency translation on reported results
Although the Company conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange rate fluctuations.
Management’s discussion and analysis includes reference to “constant currency,” which allows the financial results to be viewed without the impact of fluctuations in foreign exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rate of the comparable period of the prior year. The average foreign exchange rate for the three months ended March 31, 2014 was $1.10 per US$1.00 compared to $1.01 per US$1.00 for the same period in 2013. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

Canadian National Railway Company

Management’s Discussion and Analysis

Forward-looking statements
Certain information included in this MD&A are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to growth opportunities; statements that the Company will benefit from growth in North American and global economies; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected capital spending program. Forward-looking statements could further be identified by the use of terminology such as the Company “believes,” “expects,” “anticipates,” “assumes” or other similar words.
Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Key assumptions used in determining forward-looking information are set forth below.

Forward-looking statements	Key assumptions or expectations
Statements relating to general economic and business	∙ North American and global economic growth
conditions, including those referring to revenue	∙ Long-term growth opportunities being less affected by current economic
growth opportunities	conditions
∙ Year-over-year carload growth

Statements relating to the Company’s ability to meet debt	∙ North American and global economic growth
repayments and future obligations in the foreseeable future,	∙ Adequate credit ratios
including income tax payments, and capital spending	∙ Investment grade credit rating
∙ Access to capital markets
∙ Adequate cash generated from operations and other sources of financing

Statements relating to pension contributions	∙ Adequate cash generated from operations and other sources of financing
∙ Adequate long-term return on investment on pension plan assets
∙ Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S. See the section of this MD&A entitled Business risks for detailed information on major risk factors.
CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Canadian National Railway Company

Management’s Discussion and Analysis

Financial and statistical highlights

	Three months ended March 31
$ in millions, except per share data or unless otherwise indicated	2014	2013

Financial results
Revenues	$2,693	$2,466
Operating income	$820	$780
Net income (1) (2)	$623	$555
Operating ratio	69.6%	68.4%
Basic earnings per share (1) (2)	$0.75	$0.65
Diluted earnings per share (1) (2)	$0.75	$0.65
Dividend declared per share	$0.250	$0.215

Financial position
Total assets	$30,893	$26,992
Total long-term liabilities	$15,338	$13,082

Statistical operating data and productivity measures (3)
Employees (average for the period)	23,756	23,435
Gross ton miles (GTM) per average number of employees (thousands)	4,272	4,109
GTMs per US gallon of fuel consumed	949	947
(1)	The figures for the three months ended March 31, 2014 include a gain on disposal of the Deux-Montagnes subdivision of $80 million, or $72 million after-tax ($0.09 per basic or diluted share).
(2)	The figures for the three months ended March 31, 2013 include a gain on disposal of a segment of the Oakville subdivision of $40 million, or $36 million after-tax ($0.04 per basic or diluted share).
(3)	Based on estimated data available at such time and subject to change as more complete information becomes available.

Financial results
First quarter of 2014 compared to corresponding period in 2013
First quarter of 2014 net income was $623 million, an increase of $68 million, or 12%, when compared to the same period in 2013, with diluted earnings per share rising 15% to $0.75.
Included in the first quarter of 2014 was a gain on disposal of the Deux-Montagnes subdivision between Saint-Eustache and Montreal, Quebec, including the Mont-Royal tunnel, together with the rail fixtures (collectively the “Deux-Montagnes”), of $80 million, or $72 million after-tax ($0.09 per diluted share). Included in the first-quarter 2013 figures was a gain on disposal of a segment of the Oakville subdivision, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”), of $40 million, or $36 million after-tax ($0.04 per diluted share).
Foreign exchange fluctuations have an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, resulted in a positive impact to net income of $26 million ($0.03 per diluted share) in the first quarter of 2014.
Revenues for the three months ended March 31, 2014 increased by $227 million, or 9%, to $2,693 million, mainly attributable to the positive translation impact of the weaker Canadian dollar; freight rate increases; higher freight volumes due to strong energy markets and market share gains, particularly in intermodal; and the impact of a higher fuel surcharge as a result of higher volumes. Revenues were negatively impacted by operational challenges due to an unusually harsh winter that reduced the Company’s capacity to serve its customers.
Operating expenses for the three months ended March 31, 2014 increased by $187 million, or 11%, to $1,873 million, mainly attributable to the negative translation impact of a weaker Canadian dollar, operational challenges due to an unusually harsh winter resulting in increased purchased services and material expense, increased fuel costs and higher casualty and other expense.
The operating ratio, defined as operating expenses as a percentage of revenues, was 69.6% in first-quarter 2014, compared to 68.4% in first-quarter 2013, a 1.2-point deterioration.

Canadian National Railway Company

Management’s Discussion and Analysis

Revenues
	Three months ended March 31
In millions, unless otherwise indicated	2014	2013	% Change	% Change at constant currency

Rail freight revenues	$2,578	$2,355	9%	4%
Other revenues	115	111	4%	(1%)
Total revenues	$2,693	$2,466	9%	4%

Rail freight revenues
Petroleum and chemicals	$568	$461	23%	16%
Metals and minerals	308	288	7%	-
Forest products	339	338	-	(6%)
Coal	182	170	7%	2%
Grain and fertilizers	431	408	6%	1%
Intermodal	621	556	12%	9%
Automotive	129	134	(4%)	(10%)
Total rail freight revenues	$2,578	$2,355	9%	4%
Revenue ton miles (RTM) (millions)	53,334	50,576	5%	5%
Rail freight revenue/RTM (cents)	4.83	4.66	4%	(2%)

In order to better represent rail freight and related revenues within the commodity groups and to maintain non-rail services that support CN’s rail business within Other revenues, certain other revenues were reclassified to the commodity groups within rail freight revenues. Revenues earned from trucking intermodal goods were reclassified from Other revenues to the Intermodal commodity group and services that relate to the movement of rail freight were reclassified from Other revenues to the related commodity groups. The 2013 comparative figures have been reclassified in order to be consistent with the 2014 presentation as discussed herein. This change has no impact on the Company’s previously reported results of operations as total revenues remains unchanged.
Revenues for the quarter ended March 31, 2014 totaled $2,693 million compared to $2,466 million in the same period in 2013. The increase of $227 million, or 9%, was mainly attributable to the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues; freight rate increases; higher freight volumes due to strong energy markets and market share gains, particularly in intermodal; and the impact of a higher fuel surcharge of approximately $12 million as a result of higher volumes. Revenues were negatively impacted by operational challenges due to an unusually harsh winter that reduced the Company’s capacity to serve its customers.
In the first quarter of 2014, revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, increased by 5% relative to the same period in 2013. Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 4% when compared to the same period in 2013, driven by the positive translation impact of the weaker Canadian dollar and freight rate increases, partly offset by an increase in the average length of haul.

Petroleum and chemicals
	Three months ended March 31
	2014	2013	% Change	% Change at constant currency
Revenues (millions)	$568	$461	23%	16%
RTMs (millions)	12,879	10,554	22%	22%
Revenue/RTM (cents)	4.41	4.37	1%	(5%)

The petroleum and chemicals commodity group comprises a wide range of commodities, including chemicals and plastics, refined petroleum products, natural gas liquids, crude oil and sulfur. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy as well as oil and gas production. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in Western Canada, a key oil and gas development area and a major center for natural gas feedstock and world-scale petrochemicals and plastics; and in eastern Canadian regional plants.
For the quarter ended March 31, 2014, revenues for this commodity group increased by $107 million, or 23%, when compared to the same period in 2013. The increase was mainly due to higher crude oil shipments, the positive translation impact of a weaker Canadian

Canadian National Railway Company

Management’s Discussion and Analysis

dollar, freight rate increases, and a higher fuel surcharge due to higher volumes. These factors were partly offset by lower volumes of sulfur. Revenue per revenue ton mile increased by 1% in the first quarter of 2014, when compared to the same period in 2013, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a significant increase in the average length of haul.

Metals and minerals
	Three months ended March 31
	2014	2013	% Change	% Change at constant currency
Revenues (millions)	$308	$288	7%	-
RTMs (millions)	5,009	4,990	-	-
Revenue/RTM (cents)	6.15	5.77	7%	-

The metals and minerals commodity group consists primarily of materials related to oil and gas development, steel, iron ore, non-ferrous base metals and ores, construction materials and machinery and dimensional (large) loads. The Company provides unique rail access to base metals, iron ore and frac sand mining as well as aluminum and steel producing regions, which are among the most important in North America. This strong origin franchise, coupled with the Company’s access to port facilities and the end markets for these commodities, has made CN a leader in the transportation of metals and minerals products. The key drivers for this market segment are oil and gas development, automotive production, and non-residential construction.
For the quarter ended March 31, 2014, revenues for this commodity group increased by $20 million, or 7%, when compared to the same period in 2013. The increase was mainly due to the positive translation impact of a weaker Canadian dollar. Also, higher volumes of frac sand and freight rate increases were partly offset by reduced shipments of short haul iron ore traffic and lower volumes of large diameter pipe due to the completion of pipeline projects last year. Revenue per revenue ton mile increased by 7% in the first quarter of 2014 when compared to the same period in 2013, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a significant increase in the average length of haul.

Forest products
	Three months ended March 31
	2014	2013	% Change	% Change at constant currency
Revenues (millions)	$339	$338	-	(6%)
RTMs (millions)	6,555	7,266	(10%)	(10%)
Revenue/RTM (cents)	5.17	4.65	11%	4%

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper, wood chips, and wood pellets. The Company has extensive rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the U.S., the Company is strategically located to serve both the midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the U.S.; for fibers (mainly wood pulp), the consumption of paper, pulpboard and tissue in North American and offshore markets; and for lumber and panels, housing starts and renovation activities primarily in the U.S.
For the quarter ended March 31, 2014, revenues for this commodity group increased by $1 million, when compared to the same period in 2013. The increase was mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases. These factors were mostly offset by decreased shipments of lumber and wood pulp to offshore markets.  Revenue per revenue ton mile increased by 11% in the first quarter of 2014 when compared to the same period in 2013, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases.

Canadian National Railway Company

Management’s Discussion and Analysis

Coal
	Three months ended March 31
	2014	2013	% Change	% Change at constant currency
Revenues (millions)	$182	$170	7%	2%
RTMs (millions)	5,294	5,340	(1%)	(1%)
Revenue/RTM (cents)	3.44	3.18	8%	3%

The coal commodity group consists of thermal grades of bituminous coal, metallurgical coal and petroleum coke. Canadian thermal and metallurgical coal are largely exported via terminals on the west coast of Canada to offshore markets. In the U.S., thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the midwest and southeast U.S., as well as offshore markets via terminals in the Gulf and the Port of Prince Rupert.
For the quarter ended March 31, 2014, revenues for this commodity group increased by $12 million, or 7%, when compared to the same period in 2013. The increase was mainly due to the positive translation impact of a weaker Canadian dollar, freight rate increases, and higher shipments of thermal coal to U.S. utilities and to the west coast ports. These factors were partly offset by lower export volumes of petroleum coke and metallurgical coal through west coast ports. Revenue per revenue ton mile increased by 8% in the first quarter of 2014 when compared to the same period in 2013, mainly due to the positive translation impact of a weaker Canadian dollar, freight rate increases, and a significant decrease in the average length of haul.

Grain and fertilizers
	Three months ended March 31
	2014	2013	% Change	% Change at constant currency
Revenues (millions)	$431	$408	6%	1%
RTMs (millions)	11,313	11,009	3%	3%
Revenue/RTM (cents)	3.81	3.71	3%	(2%)

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. midwest. The grain segment consists of three primary segments: food grains (mainly wheat, oats and malting barley), feed grains and feed grain products (including feed barley, feed wheat, peas, corn, ethanol and dried distillers grains), and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans). Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a revenue cap, which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S.
For the quarter ended March 31, 2014, revenues for this commodity group increased by $23 million, or 6%, when compared to the same period in 2013. The increase was mainly due to the positive translation impact of a weaker Canadian dollar, freight rate increases and higher volumes of export corn and soybeans and increased shipments of Canadian wheat. These factors were partly offset by lower shipments of fertilizer and potash for domestic markets, and lower export shipments of peas. Revenue per revenue ton mile increased by 3% in the first quarter of 2014 when compared to the same period in 2013, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases.

Canadian National Railway Company

Management’s Discussion and Analysis

Intermodal
	Three months ended March 31
	2014	2013	% Change	% Change at constant currency
Revenues (millions)	$621	$556	12%	9%
RTMs (millions)	11,661	10,747	9%	9%
Revenue/RTM (cents)	5.33	5.17	3%	-

The intermodal commodity group includes rail and trucking services and is comprised of two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, serving both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions.
For the quarter ended March 31, 2014, revenues for this commodity group increased by $65 million, or 12%, when compared to the same period in 2013. The increase was mainly due to higher shipments through the Port of Vancouver and Montreal, in part as a result of new business; the positive translation impact of a weaker Canadian dollar; the impact of a higher fuel surcharge; and freight rate increases. Revenue per revenue ton mile increased by 3% in the first quarter of 2014 when compared to the same period in 2013, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases.

Automotive
	Three months ended March 31
	2014	2013	% Change	% Change at constant currency
Revenues (millions)	$129	$134	(4%)	(10%)
RTMs (millions)	623	670	(7%)	(7%)
Revenue/RTM (cents)	20.71	20.00	4%	(4%)

The automotive commodity group moves both finished vehicles and parts throughout North America, providing rail access to certain vehicle assembly plants in Canada, and Michigan and Mississippi in the U.S. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. The Company serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America.
For the quarter ended March 31, 2014, revenues for this commodity group decreased by $5 million, or 4%, when compared to the same period in 2013. The decrease was mainly due to lower volumes of domestic finished vehicle traffic. This was mostly offset by the positive translation impact of a weaker Canadian dollar. Revenue per revenue ton mile increased by 4% in the first quarter of 2014 when compared to the same period in 2013, mainly due to the positive translation impact of a weaker Canadian dollar.

Other revenues
	Three months ended March 31
	2014	2013	% Change	% Change at constant currency
Revenues (millions)	$115	$111	4%	(1%)

Other revenues are largely derived from non-rail services that support CN’s rail business including vessels, docks, warehousing and distribution and automotive logistic services, as well as commuter train revenues.
For the quarter ended March 31, 2014, Other revenues amounted to $115 million, an increase of $4 million, or 4%, when compared to the same period in 2013, mainly due to higher revenues from freight forwarding and automotive logistic services, partly offset by lower revenues from warehousing and distribution, as well as vessels and docks.

Canadian National Railway Company

Management’s Discussion and Analysis

Operating expenses
Operating expenses for the first quarter of 2014 amounted to $1,873 million, compared to $1,686 million in the same quarter of 2013. The increase of $187 million, or 11%, in the first quarter of 2014 was mainly attributable to the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses, operational challenges due to an unusually harsh winter resulting in increased purchased services and material expense, increased fuel costs and higher casualty and other expense.

	Three months ended March 31
			% Change	% Change at constant currency	Percentage of revenues
In millions	2014	2013			2014	2013

Labor and fringe benefits	$587	$569	(3%)	-	21.8%	23.1%
Purchased services and material	388	328	(18%)	(15%)	14.4%	13.3%
Fuel	468	405	(16%)	(6%)	17.4%	16.4%
Depreciation and amortization	256	235	(9%)	(6%)	9.5%	9.5%
Equipment rents	77	68	(13%)	(6%)	2.9%	2.8%
Casualty and other	97	81	(20%)	(14%)	3.6%	3.3%
Total operating expenses	$1,873	$1,686	(11%)	(6%)	69.6%	68.4%

Labor and fringe benefits
Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, including stock-based compensation; health and welfare; and pension and other postretirement benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets.
Labor and fringe benefits expense increased by $18 million, or 3%, in the first quarter of 2014 when compared to the same quarter in 2013. The increase was primarily a result of higher wages due to volume growth, general wage increases and higher overtime costs as a result of harsher weather conditions; as well as the negative translation impact of the weaker Canadian dollar. The increase was partly offset by a decrease in pension expense and lower stock-based compensation expense.

Purchased services and material
Purchased services and material expense primarily includes the cost of services purchased from outside contractors; materials used in the maintenance of the Company’s track, facilities and equipment; transportation and lodging for train crew employees; utility costs; and the net costs of operating facilities jointly used by the Company and other railroads.
These expenses increased by $60 million, or 18%, in the first quarter of 2014 when compared to the same quarter in 2013. The increase was mainly due to increased snow clearing expenses, higher maintenance costs for rolling stock and higher utilities costs, as well as the negative translation impact of the weaker Canadian dollar.

Fuel
Fuel expense includes fuel consumed by assets, including locomotives, vessels, vehicles and other equipment as well as federal, provincial and state fuel taxes.
These expenses increased by $63 million, or 16%, in the first quarter of 2014 when compared to the same quarter in 2013. The increase was primarily due to the negative translation impact of the weaker Canadian dollar and higher freight volumes.

Depreciation and amortization
Depreciation and amortization expense relates to the Company’s rail and related operations. Depreciation expense is affected by capital additions, railroad property retirements from disposal, sale and/or abandonment and other adjustments including asset impairments.
These expenses increased by $21 million, or 9%, in the first quarter of 2014 when compared to the same quarter in 2013. The increase was mainly due to the impact of net capital additions, the negative translation impact of the weaker Canadian dollar, as well as the effect of the 2013 depreciation study on certain U.S. track and roadway properties.

Canadian National Railway Company

Management’s Discussion and Analysis

Equipment rents
Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives.
These expenses increased by $9 million, or 13%, in the first quarter of 2014 when compared to the same quarter of 2013. The increase was primarily due to higher car hire expense and the negative translation impact of the weaker Canadian dollar. The increase was partly offset by increased car hire income.

Casualty and other
Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt, operating taxes, and travel expenses.
These expenses increased by $16 million, or 20%, in the first quarter of 2014 when compared to the same quarter in 2013. The increase was mainly due to higher accident-related costs and increased property taxes. The increase was partly offset by lower workers’ compensation expenses.

Other
Interest expense
Interest expense was $92 million for the quarter ended March 31, 2014, compared to $89 million in the same period in 2013. The increase was mainly due to the negative translation impact of the weaker Canadian dollar on US dollar-denominated interest expense, partly offset by a lower weighted-average interest rate on the Company’s debt.

Other income
In the first quarter of 2014, the Company recorded other income of $94 million, compared to $42 million in the same period of 2013. Included in Other income was a gain on disposal of the Deux-Montagnes subdivision of $80 million in the first quarter of 2014 and a gain on disposal of the Lakeshore West of $40 million in the first quarter of 2013.

Income tax expense
The Company recorded income tax expense of $199 million for the quarter ended March 31, 2014 compared to $178 million in the same period in 2013. The effective tax rate for the first quarter of 2014 was 24.2% compared to 24.3% for the same period in 2013. The year-over-year decrease in the effective tax rates was mainly due to a higher amount of gain on disposal of the Company’s properties taxed at the favorable capital gains inclusion rate.

Canadian National Railway Company

Management’s Discussion and Analysis

Summary of quarterly financial data

In millions, except per share data
	2014 Quarter	2013 Quarters				2012 Quarters
	First	Fourth	Third	Second	First	Fourth	Third	Second
Revenues	$2,693	$2,745	$2,698	$2,666	$2,466	$2,534	$2,497	$2,543
Operating income	$820	$967	$1,084	$1,042	$780	$922	$985	$985
Net income	$623	$635	$705	$717	$555	$610	$664	$631

Basic earnings per share	$0.75	$0.76	$0.84	$0.85	$0.65	$0.71	$0.77	$0.72
Diluted earnings per share	$0.75	$0.76	$0.84	$0.84	$0.65	$0.71	$0.76	$0.72

Dividend declared per share	$0.2500	$0.2150	$0.2150	$0.2150	$0.2150	$0.1875	$0.1875	$0.1875

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section of this MD&A entitled Business risks). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company’s US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.
The Company’s quarterly results include items that impacted the quarter-over-quarter comparability of the results of operations as discussed below:

In millions, except per share data
	2014 Quarter	2013 Quarters				2012 Quarters
	First	Fourth	Third	Second	First	Fourth	Third	Second
Income tax expenses (1)	$-	$-	$(19)	$(5)	$-	$-	$-	$(28)
After-tax gain on disposal of property (2) (3) (4)	72	-	-	18	36	-	-	-
Impact on net income	$72	$-	$(19)	$13	$36	$-	$-	$(28)

Impact on basic earnings per share	$0.09	$-	$(0.02)	$0.01	$0.04	$-	$-	$(0.03)
Impact on diluted earnings per share	$0.09	$-	$(0.02)	$0.01	$0.04	$-	$-	$(0.03)

(1)	Income tax expenses resulted mainly from the enactment of provincial corporate income tax rate changes and the recapitalization of a foreign investment.
(2)	The Company sold the Deux-Montagnes for $97 million. A gain on disposal of $80 million ($72 million after-tax) was recognized in Other income.
(3)	The Company entered into an exchange of easements without monetary consideration. A gain on disposal of $29 million ($18 million after-tax) was recognized in Other income.
(4)	The Company sold the Lakeshore West for $52 million. A gain on disposal of $40 million ($36 million after-tax) was recognized in Other income.

Canadian National Railway Company

Management’s Discussion and Analysis

Liquidity and capital resources
The Company’s principal source of liquidity is cash generated from operations and is supplemented by borrowings in the money markets and capital markets. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets. The strong focus on cash generation from all sources gives the Company increased flexibility in terms of its financing requirements. As part of its financing strategy, the Company regularly reviews its optimal capital structure, cost of capital, and the need for additional debt financing, and considers from time to time the feasibility of dividend increases and share repurchases.
To meet short-term liquidity needs, the Company has a commercial paper program, which is backstopped by its revolving credit facility, expiring on May 5, 2019. Access to commercial paper is dependent on market conditions. If the Company were to lose access to its commercial paper program for an extended period of time, the Company could rely on its $800 million revolving credit facility to meet its short-term liquidity needs. The Company also has a $450 million accounts receivable securitization program that can be used to meet its liquidity needs. See the section of this MD&A entitled Available financing arrangements for additional information.
The Company has at times had working capital deficits which are considered common in the rail industry because it is capital-intensive, and such deficits are not an indication of a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity to manage its day-to-day cash requirements and current obligations. As at March 31, 2014 and December 31, 2013, the Company had Cash and cash equivalents of $198 million and $214 million, respectively, Restricted cash and cash equivalents of $471 million and $448 million, respectively, and a working capital deficit of $281 million and $521 million, respectively. The cash and cash equivalents pledged as collateral for a minimum term of one month pursuant to the Company’s bilateral letter of credit facilities are recorded as Restricted cash and cash equivalents. See the section of this MD&A entitled Available financing arrangements for additional information. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.
The Company’s access to long-term funds in the debt capital markets depends on its credit rating and market conditions. The Company believes that it continues to have access to the long-term debt capital markets. If the Company were unable to borrow funds at acceptable rates in the long-term debt capital markets, the Company could borrow under its revolving credit facility, draw down on its accounts receivable securitization program, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business.
The Company’s U.S. and other foreign subsidiaries hold cash to meet their respective operational requirements. The Company can decide to repatriate funds associated with either undistributed earnings or the liquidation of its foreign operations, including its U.S. and other foreign subsidiaries. Such repatriation of funds would not cause significant tax implications to the Company under the tax treaties currently in effect between Canada and the U.S. and other foreign tax jurisdictions. Therefore, the impact on liquidity resulting from the repatriation of funds held outside Canada would not be significant. Currently, the Company does not have any immediate plans to repatriate funds held outside Canada as the cash flows currently generated within each of the Company's jurisdictions are sufficient to meet their respective financial obligations.

Operating activities
	Three months ended March 31
In millions	2014	2013	Variance
Net cash receipts from customers and other	$2,672	$2,509	$163
Net cash payments for:
Employee services, suppliers and other expenses	(1,684)	(1,672)	(12)
Interest	(105)	(90)	(15)
Personal injury and other claims	(13)	(14)	1
Pensions	(93)	(101)	8
Income taxes	(132)	(311)	179
Net cash provided by operating activities	$645	$321	$324

Net cash receipts from customers and other increased mainly due to higher revenues. Payments for employee services, suppliers and other expenses increased principally due to higher payments for fuel costs, partly offset by lower payments for labor and fringe benefits as well as decreased payments for purchased services and material.
Company contributions to its various pension plans are made in accordance with the applicable legislation in Canada and the U.S. and are determined by actuarial valuations. Actuarial valuations are generally required on an annual basis both in Canada and the U.S. The latest actuarial valuations for funding purposes for the Company’s Canadian pension plans, based on a valuation date of December 31, 2013, will be performed and filed by June 30, 2014 and are expected to identify a going-concern surplus of approximately $1.6 billion, and a solvency

Canadian National Railway Company

Management’s Discussion and Analysis

deficit of approximately $1.7 billion calculated using the three-year average of the Company’s hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. Under Canadian legislation, the solvency deficit is required to be funded through special solvency payments, for which each annual amount is equal to one fifth of the solvency deficit, and is re-established at each valuation date.
Pension contributions made in the first three months of 2014 and 2013 of $93 million and $101 million, respectively, mainly represent contributions to the Company’s main pension plan, the CN Pension Plan. These pension contributions are for the current service cost as determined under the Company’s current actuarial valuations for funding purposes. The Company expects to make total cash contributions in 2014 of approximately $130 million for all of the Company’s pension plans.
In anticipation of its future funding requirements, the Company may occasionally make voluntary contributions in excess of the required contributions mainly to strengthen the financial position of its main pension plan, the CN Pension Plan. The Company has been advised by the Office of the Superintendent of Financial Institutions (OSFI) that voluntary contributions can be treated as a prepayment against the Company’s required special solvency deficit payments. As at December 31, 2013, the Company had approximately $470 million of accumulated prepayments available to offset future required solvency deficit payments. The Company applied approximately $85 million of such prepayments during the first three months of 2014 and will apply approximately $250 million for the remainder of the year.
Additional information relating to the pension plans is provided in Note 11 – Pensions and other postretirement benefits to the Company’s 2013 Annual Consolidated Financial Statements.
  Net income tax payments decreased mainly due to a lower final payment for the 2013 fiscal year made in the first quarter of 2014 as compared to the final payment for the 2012 fiscal year made in the first quarter of 2013. In 2014, net income tax payments are expected to be approximately $800 million.
The Company expects cash from operations and its other sources of financing to be sufficient to meet its funding obligations.

Investing activities
	Three months ended March 31
In millions	2014	2013	Variance
Net cash used in investing activities	$174	$161	$(13)

The Company’s investing activities in the first three months of 2014 included property additions of $248 million and cash proceeds of $97 million from the disposal of the Deux-Montagnes. Investing activities in the first three months of 2013 included property additions of $228 million and cash proceeds of $52 million from the disposal of the Lakeshore West. See the section of this MD&A entitled Disposal of property for additional information.
The following table details property additions for the three months ended March 31, 2014 and 2013:

	Three months ended March 31
In millions	2014	2013
Track and roadway	$172	$157
Rolling stock	18	56
Buildings	16	13
Information technology	24	20
Other	18	19
Gross property additions	248	265
Less: Capital leases (1)	-	37
Property additions	$248	$228

(1)
For the three months ended March 31, 2014, the Company recorded nil of assets acquired through equipment leases ($37 million for the three months ended March 31, 2013), for which an equivalent amount was recorded in debt.

On an ongoing basis, the Company invests in capital expenditure programs for the renewal of the basic track infrastructure, the acquisition of rolling stock and other investments to take advantage of growth opportunities and to improve the Company’s productivity and the fluidity of its network.
For 2014, the Company expects to invest approximately $2.25 billion on capital programs, of which approximately $1.2 billion is targeted toward maintaining the safety and integrity of the network, particularly track infrastructure.

Canadian National Railway Company

Management’s Discussion and Analysis

Free cash flow
Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash. In the past, the Company defined free cash flow as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents, the payment of dividends, changes in cash and cash equivalents resulting from foreign exchange fluctuations, and the impact of major acquisitions, if any.
Beginning with the fourth quarter of 2013, the Company redefined its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any. The Company believes that free cash flow, as redefined, is a better measure of the Company’s available cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities.

	Three months ended March 31
In millions	2014	2013
Net cash provided by operating activities	$645	$321
Net cash used in investing activities	(174)	(161)
Net cash provided before financing activities	471	160

Adjustment:
Change in restricted cash and cash equivalents	23	(9)
Free cash flow	$494	$151

Financing activities
	Three months ended March 31
In millions	2014	2013	Variance
Net cash used in financing activities	$484	$199	$(285)

Beginning with the fourth quarter of 2013, the Company revised the Consolidated Statement of Cash Flows to present on a net basis the issuances and repayments of commercial paper, all of which have a maturity of less than 90 days and which were previously reported on a gross basis.
In the first three months of 2014, the Company made issuances and repayments of debt of $536 million and $456 million, respectively. On February 11, 2014, under its current shelf prospectus and registration statement, the Company issued $250 million 2.75% Notes due 2021 in the Canadian capital markets, which resulted in net proceeds of $247 million, intended for general corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases. The remainder of the issuances related to the Company’s commercial paper and accounts receivable securitization programs. On January 15, 2014, the Company repaid US$325 million 4.95% Notes upon maturity. The remainder of the repayments of debt related to capital leases.
In the first three months of 2013, issuances of debt of $1,071 million related to the Company’s commercial paper and accounts receivable securitization programs. On March 12, 2013, the Company, through a wholly-owned subsidiary, repurchased 85% of the 4.40% Notes due March 15, 2013, with a carrying value of US$340 million pursuant to a tender offer for a total cost of US$341 million, including consent payments. The remaining 15% of the 4.40% Notes with a carrying value of US$60 million were paid upon maturity. The remainder of repayments of debt of $740 million during the first three months of 2013 related mainly to capital leases and the Company’s accounts receivable securitization program.
Cash received from stock options exercised and the related excess tax benefits realized upon exercise was $7 million for the first three months ended March 31, 2014, compared to $14 million in the corresponding period in 2013.
In the first quarter of 2014 and 2013, the Company repurchased 6.3 million common shares for $365 million, and 7.8 million common shares for $365 million, respectively, under its share repurchase programs. See the section of this MD&A entitled Common shares for the 2014 and 2013 activity under the Company’s share repurchase programs.
The Company paid quarterly dividends of $0.250 per share amounting to $206 million in the first quarter of 2014, compared to $183 million, at the rate of $0.215 per share, for the same period in 2013.

Canadian National Railway Company

Management’s Discussion and Analysis

Credit measures
Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. However, since these measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

Adjusted debt-to-total capitalization ratio
	March 31,	2014	2013
Debt-to-total capitalization ratio (1)		38.5%	40.0%
Add: Impact of present value of operating lease commitments (2)		1.6%	1.8%
Adjusted debt-to-total capitalization ratio		40.1%	41.8%

Adjusted debt-to-adjusted EBITDA

$ in millions, unless otherwise indicated	Twelve months ended March 31,	2014	2013
Debt		$8,199	$7,411
Add: Present value of operating lease commitments (2)		575	567
Adjusted debt		8,774	7,978

Operating income		3,913	3,672
Add: Depreciation and amortization		1,001	929
EBITDA (excluding Other income)		4,914	4,601
Add: Deemed interest on operating leases		28	29
Adjusted EBITDA		$4,942	$4,630

Adjusted debt-to-adjusted EBITDA		1.78 times	1.72 times

(1)		Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt, divided by the sum of total debt plus total shareholders’ equity.

(2)		The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The decrease in the Company’s adjusted debt-to-total capitalization ratio at March 31, 2014, as compared to the same period in 2013, was mainly due to an improvement in the funded status of the Company’s pension plans, partly offset by an increased debt level due to net issuances of Notes and a weaker Canadian-to-US dollar foreign exchange rate in effect at the balance sheet date. This increased debt level as at March 31, 2014, partly offset by a higher operating income earned for the twelve months ended March 31, 2014, resulted in an increase in the Company’s adjusted debt-to-adjusted EBITDA multiple, as compared to the same period in 2013.

Available financing arrangements
Revolving credit facility
The Company has an $800 million revolving credit facility agreement with a consortium of lenders. The agreement, which contains customary terms and conditions, allows for an increase in the facility amount, up to a maximum of $1.3 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The Company exercised such option and on March 14, 2014, the expiry date of the agreement was extended by one year to May 5, 2019. The Company plans to use the credit facility for working capital and general corporate purposes, including backstopping its commercial paper program. As at March 31, 2014 and December 31, 2013, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the three months ended March 31, 2014.

Commercial paper
The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at March 31, 2014, the Company had total borrowings of $465 million ($273 million as at December 31, 2013) presented in Current portion of long-term debt on the Consolidated Balance Sheet at a weighted-average interest rate of 1.14% (1.14% as at December 31, 2013).

Canadian National Railway Company

Management’s Discussion and Analysis

Accounts receivable securitization program
The Company has a three-year agreement which commenced on February 1, 2013, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million.
The Company accounts for the proceeds of its accounts receivable securitization program as a secured borrowing under Accounting Standards Codification (ASC) 860, Transfers and Servicing. As such, as at March 31, 2014, the Company recorded $350 million ($250 million as at December 31, 2013) of proceeds received under the accounts receivable securitization program in the Current portion of long-term debt on the Consolidated Balance Sheet at a weighted-average interest rate of 1.18% (1.18% as at December 31, 2013) which is secured by and limited to $401 million ($281 million as at December 31, 2013) of accounts receivable.

Bilateral letter of credit facilities and Restricted cash and cash equivalents
The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 14, 2014, the expiry date of these agreements was extended by one year to April 28, 2017. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at March 31, 2014, the Company had letters of credit drawn of $496 million ($481 million as at December 31, 2013) from a total committed amount of $510 million ($503 million as at December 31, 2013) by the various banks. As at March 31, 2014, cash and cash equivalents of $471 million ($448 million as at December 31, 2013) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

Shelf prospectus and registration statement
As at March 31, 2014, the Company had used $250 million of its current shelf prospectus filed with Canadian securities regulators and its registration statement with the United States Securities and Exchange Commission (SEC), providing for the issuance by CN of up to $3.0 billion of debt securities in the Canadian and U.S. markets. The shelf prospectus and registration statement expires January 2016. Access to capital markets under the shelf prospectus and registration statement is dependent on market conditions at the time of pricing.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

Canadian National Railway Company

Management’s Discussion and Analysis

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at March 31, 2014:

In millions	Total	2014	2015	2016	2017	2018	2019 & thereafter
Debt obligations (1)	$7,497	$814	$384	$605	$273	$578	$4,843
Interest on debt obligations	5,475	259	337	327	314	288	3,950
Capital lease obligations (2)	893	90	117	328	158	15	185
Operating lease obligations (3)	682	110	118	90	72	59	233
Purchase obligations (4)	735	609	111	8	4	2	1
Pension contributions (5)	1,192	3	190	333	333	333	-
Other long-term liabilities reflected on
the balance sheet (6)	761	51	66	44	42	42	516
Other commitments (7)	373	50	283	40	-	-	-
Total contractual obligations	$17,608	$1,986	$1,606	$1,775	$1,196	$1,317	$9,728

(1)
Presented net of unamortized discounts, of which $833 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $702 million which are included in “Capital lease obligations“. Also includes $350 million under the accounts receivable securitization program.

(2)	Includes $702 million of minimum lease payments and $191 million of imputed interest at rates ranging from 0.7% to 8.5%.

(3)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $25 million and generally extend over five years.

(4)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.

(5)
The Company’s pension contributions are based on actuarial funding valuations. The estimated minimum required payments for pension contributions, excluding current service cost, are based on actuarial funding valuations as at December 31, 2012 that were filed in June 2013. As a result of voluntary contributions made by the Company in prior years, there are no minimum required payments for pension contributions, excluding current service costs for 2014, for the Company’s main pension plan, the CN Pension Plan.  Voluntary contributions can be treated as prepayment against the Company's required special solvency deficit payments. As at December 31, 2013, the Company had approximately $470 million of accumulated prepayments available to offset future required solvency deficit payments. The Company applied approximately $85 million of such prepayments during the first three months of 2014 and will apply approximately $250 million for the remainder of the year. The Company expects to make total cash contributions in 2014 of approximately $130 million for all of the Company’s pension plans. Actuarial valuations are required annually and as such, future payments for pension contributions are subject to re-evaluation on an annual basis. See the section of this MD&A entitled Business risks, Other risks – Pensions as well as the section of the Company's 2013 Annual Report entitled Critical accounting policies – Pensions and other postretirement benefits.

(6)
Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions, net unrecognized tax benefits and environmental liabilities that have been classified as contractual settlement agreements.

(7)
Includes estimated remaining commitments of approximately $297 million (US$269 million), in relation to the U.S. federal government legislative requirement to implement PTC by 2015. In August 2012, the Federal Railroad Administration (FRA) reported an update of the PTC implementation progress to Congress concluding that the majority of the carriers would be unable to meet the December 31, 2015 implementation deadline. In August 2013, legislation was introduced in the Senate that would delay PTC implementation by five years to the end of 2020, and in the same month, the U.S. Government Accountability Office published a report recommending that Congress give the FRA authority to extend the deadline for individual carriers on a case-by-case basis.
     In addition, it has estimated remaining commitments, through to December 31, 2016, of approximately $76 million (US$69 million), in relation to the acquisition of principal lines of the former Elgin, Joliet and Eastern Railway Company. These commitments are for railroad infrastructure improvements, grade separation projects as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities’ concerns.

For 2014 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.
See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

Canadian National Railway Company

Management’s Discussion and Analysis

Disposal of property
2014
Deux-Montagnes
On February 28, 2014, the Company closed a transaction with Agence Métropolitaine de Transport to sell the Deux-Montagnes subdivision between Saint-Eustache and Montreal, Quebec, including the Mont-Royal tunnel, together with the rail fixtures (collectively the “Deux-Montagnes”), for cash proceeds of $97 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Deux-Montagnes at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $80 million ($72 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2013
Lakeshore West
On March 19, 2013, the Company entered into an agreement with Metrolinx to sell a segment of the Oakville subdivision in Oakville and Burlington, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”), for cash proceeds of $52 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore West at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $40 million ($36 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Off balance sheet arrangements
Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.
The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 16 – Major commitments and contingencies to the Company’s 2013 Annual Consolidated Financial Statements.

Stock plans
The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided in Note 10 – Stock plans to the Company’s 2013 Annual Consolidated Financial Statements. The following table provides total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the three months ended March 31, 2014 and 2013.

	Three months ended March 31
In millions	2014	2013
Cash settled awards
Share Unit Plan (1)	$14	$10
Voluntary Incentive Deferral Plan	1	14
Total cash settled awards	15	24
Stock option awards	2	2
Total stock-based compensation expense	$17	$26
Tax benefit recognized in income	$4	$6
(1)	2013 includes the reversal of approximately $20 million of stock-based compensation expense related to the forfeiture of performance share units by former executives.

Additional disclosures are provided in Note 4 – Stock plans to the Company’s unaudited Interim Consolidated Financial Statements.

Canadian National Railway Company

Management’s Discussion and Analysis

Financial instruments
The Company has limited involvement with derivative financial instruments in the management of its risks and does not use them for trading purposes. At March 31, 2014, the Company did not have any derivative financial instruments outstanding. At March 31, 2014, Accumulated other comprehensive loss included an unamortized gain of $8 million, $6 million after-tax ($8 million, $6 million after-tax at December 31, 2013) relating to treasury lock transactions settled in a prior year, which is being amortized over the term of the related debt. See Note 10 – Accumulated other comprehensive loss to the Company’s unaudited Interim Consolidated Financial Statements.
Additional disclosure is provided in Note 17 – Financial instruments to the Company’s 2013 Annual Consolidated Financial Statements as well as Note 8 – Financial instruments to the Company’s unaudited Interim Consolidated Financial Statements.

Common shares
Share repurchase programs
On October 22, 2013, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 30.0 million common shares, between October 29, 2013 and October 23, 2014 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.
The following table provides the information related to the share repurchase programs for the three months ended March 31, 2014 and 2013:

	Three months ended March 31
In millions, except per share data	2014	2013
Number of common shares repurchased (1)	6.3	7.8
Weighted-average price per share (2)	$58.22	$47.03
Amount of repurchase	$365	$365
(1)	Includes common shares purchased in the first quarters of 2014 and 2013 pursuant to private agreements between the Company and arm's length third-party sellers.
(2)	Includes brokerage fees.

Outstanding share data
As at April 22, 2014, the Company had 823.1 million common shares and 8.4 million stock options outstanding.

Canadian National Railway Company

Management’s Discussion and Analysis

Critical accounting policies
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental matters, depreciation, pensions and other postretirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical. The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the past three years ended December 31, 2013, as well as the effect of changes to these estimates, can be found on pages 33 to 41 of the Company’s 2013 Annual Report.
As at March 31, 2014, December 31, 2013 and March 31, 2013, the Company had the following amounts outstanding relating to its critical accounting policies:

		March 31	December 31	March 31
In millions		2014	2013	2013

Pension asset	-	$1,784	$1,662	$5
Pension liability		306	303	399
Other postretirement benefits liability		258	256	277
Provision for personal injury and other claims		315	316	317
Provision for environmental costs		118	119	118
Net deferred income tax liability		6,586	6,400	5,625
Properties		26,643	26,227	24,733

Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

Business risks
In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company’s results of operations, financial position, or liquidity. While some exposures may be reduced by the Company’s risk management strategies, many risks are driven by external factors beyond the Company’s control or are of a nature which cannot be eliminated. The following is a discussion of key areas of business risks and uncertainties.

Competition
The Company faces significant competition, including from rail carriers and other modes of transportation, and is also affected by its customers’ flexibility to select among various origins and destinations, including ports, in getting their products to market. Specifically, the Company faces competition from Canadian Pacific Railway Company (CP), which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River and transportation via pipelines. In addition, while railroads must build or acquire and maintain their rail systems, motor carriers and barges are able to use public rights-of-way that are built and maintained by public entities without paying fees covering the entire costs of their usage.
Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins. Factors affecting the general market conditions for the Company’s customers can result in an imbalance of transportation capacity relative to demand. An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company’s ability to maintain or increase rates. This, in turn, could materially and adversely affect the Company’s business, results of operations or financial position.
The level of consolidation of rail systems in the U.S. has resulted in larger rail systems that are able to offer seamless services in larger market areas and, accordingly, compete effectively with the Company in numerous markets. This requires the Company to consider arrangements or other initiatives that would similarly enhance its own service.

Canadian National Railway Company

Management’s Discussion and Analysis

On June 27, 2013, the Department of Justice in Canada notified the Company that the Commissioner of Competition had opened an inquiry into allegations that the Company engaged in tied selling and/or abuse of a dominant position in respect of the rail transportation and transloading of lumber products in western Canada. The Commissioner sought the Company’s consent to the issuance of an order under the Competition Act of Canada to obtain records and information in furtherance of its inquiry. The Company did not object to the issuance of the order and is fully cooperating with the Competition Bureau’s inquiry.
There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry, and that further consolidation within the transportation industry and legislation allowing for more leniency in size and weight for motor carriers will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant operating and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs.
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry generally, in connection with the transportation of toxic inhalation hazard materials such as chlorine and anhydrous ammonia, or other dangerous commodities like crude oil and propane that the Company may be required to transport as a result of its common carrier obligations. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.
The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination; the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.
While some exposures may be reduced by the Company’s risk mitigation strategies (including periodic audits, employee training programs and emergency plans and procedures), many environmental risks are driven by external factors beyond the Company’s control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company’s mitigation strategies, that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, and reputation in a particular quarter or fiscal year.

Personal injury and other claims
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims and benefits from insurance coverage for occurrences in excess of certain amounts. The final outcome with respect to actions outstanding or pending at March 31, 2014, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Canadian National Railway Company

Management’s Discussion and Analysis

Labor negotiations
Canadian workforce
As at March 31, 2014, CN employed a total of 16,721 employees in Canada, of which 12,517 were unionized employees. From time to time, the Company negotiates to renew collective agreements with various unionized groups of employees.
CN and the Teamsters Canada Rail Conference, covering approximately 3,000 mainline conductors and yard crews (TCRC-CTY), have been bargaining since March 2013 to renew the collective agreements, which expired on July 22, 2013. The parties reached two tentative agreements on October 30, 2013 and February 5, 2014, respectively, which were rejected by the union membership on January 31, 2014 and March 20, 2014, respectively. CN and the TCRC-CTY cannot engage in a lockout or strike as they have agreed to submit their dispute to final binding arbitration. The arbitration decision is expected in June 2014.
On December 31, 2014, the collective agreements of Unifor (formerly Canadian Auto Workers (CAW)) governing clerical, intermodal, shopcraft employees and owner operators, the collective agreements of the Teamsters Canada Rail Conference, governing locomotive engineers and rail traffic controllers (TCRC-LE), and the collective agreements of the United Steelworkers of America governing track workers, will all expire. Bargaining to renew these new collective agreements is expected to commence on, or after September 1, 2014.

Disputes relating to the renewal of collective agreements could potentially result in strikes, work stoppages, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

U.S. workforce
As at March 31, 2014, CN employed a total of 7,271 employees in the U.S., of which 5,757 were unionized employees.
As of April 22, 2014, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Railroad Company (ICRR), companies owned by Wisconsin Central Ltd. (WC), Bessemer & Lake Erie Railroad Company (BLE) and The Pittsburgh and Conneaut Dock Company (PCD). Agreements in place have various moratorium provisions, ranging up to 2018, which preserve the status quo in respect of the given collective agreement during the terms of such moratoriums. Some of these agreements are currently under renegotiation.
The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, ICRR, WC, BLE and PCD have bargained on a local basis. Local negotiations may not generate federal intervention in a strike or lockout situation.
Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

Regulation
The Company’s rail operations in Canada are subject to (i) economic regulation by the Canadian Transportation Agency (Agency) under the Canada Transportation Act (CTA), and (ii) safety regulation by the Federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to (i) economic regulation by the Surface Transportation Board (STB) and (ii) safety regulation by the Federal Railroad Administration (FRA).

Economic regulation – Canada
The CTA provides rate and service remedies, including final offer arbitration (FOA), competitive line rates and compulsory interswitching. The CTA also regulates the maximum revenue entitlement for the movement of grain, charges for railway ancillary services and noise-related disputes. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties.
On November 19, 2013, the Agency initiated a consultation on the current approach to determine the adequacy of railway third party liability coverage and solicited input on possible improvements to the current regulatory framework. On January 22, 2014, Transport Canada also initiated a comprehensive review and consultation on the liability and compensation regime for rail with a view to ensure that sufficient funds are available to adequately compensate potential victims and pay for clean-up costs.
On March 7, 2014, the Government issued an Order in Council, effective for a period of 90 days, requiring the Company and Canadian Pacific Railway Company to each move progressively increasing minimum volumes of grain up to a prescribed weekly minimum of 500,000 metric tonnes.

Canadian National Railway Company

Management’s Discussion and Analysis

On March 26, 2014, the Government introduced Bill C-30 amending the CTA requiring the Company and Canadian Pacific Railway Company to each move at least 500,000 metric tonnes of grain weekly through to August 3, 2014. Failure by a railway company to move the prescribed minimum tonnage will be subject to an administrative monetary penalty of up to $100,000 per violation. Bill C-30 would also allow: (1) the Government to specify minimum amounts of grain to be moved in future grain crop years, (2) the Agency to extend current interswitching limits for specific regions or specific commodities, (3) the Agency to make regulations specifying what constitutes ‘operational terms’ for the purpose of the establishment of service level agreements, and (4) the Agency to order a railway company to pay shippers for expenses incurred as a result of the railway's failure to fulfill its service obligations. The amendments introduced by Bill C-30 are intended to remain in effect up to August 1, 2016, unless further extended by Parliament. The Government also announced that it would accelerate the statutory review of the CTA, which must commence no later than June 2015.

No assurance can be given that any current or future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company’s results of operations or financial position.

Economic regulation – U.S.
The STB serves as both an adjudicatory and regulatory body and has jurisdiction over railroad rate and service issues and rail restructuring transactions such as mergers, line sales, line construction and line abandonments. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The STB has undertaken proceedings in the past few years in a number of areas.
On February 24, 2011, the STB held a hearing to review the commodities and forms of service currently exempt from STB regulation and is considering the comments on these matters and may take further action.
On May 7, 2012, the STB proposed new regulations concerning the liability of third parties for rail car demurrage providing that any person receiving rail cars from a carrier for loading or unloading who detains the cars beyond a specified period of time may be held liable for demurrage if that person has actual notice of the carrier’s demurrage tariff providing for such liability prior to the carrier’s placement of the cars.
On July 25, 2012, following hearings in June 2011 on the state of competition in the railroad industry, the STB commenced a proceeding to consider a proposal by the National Industrial Transportation League for competitive switching. In a first phase, parties submitted at STB’s request on March 1, 2013, a wide variety of data to assess the scope and potential impact of the proposal and submitted reply comments on May 30, 2013. The STB held hearings on March 25-26, 2014 to further review these matters.
On July 18, 2013, the STB issued a decision raising relief caps and making certain other technical changes for rate complaints brought under its simplified rate guidelines. On December 12, 2013, the STB instituted a proceeding to invite comments on how to ensure its rate complaint procedures are accessible to grain shippers and provide effective protection against unreasonable grain rates.
On December 20, 2013, the STB instituted a rulemaking proceeding in response to a petition to abolish the use of a multi-stage discounted cash flow model used in part for determining the rail industry’s cost of capital and instead rely exclusively on the Capital Asset Pricing model.
As part of the Passenger Rail Investment and Improvement Act of 2008 (PRIIA), the U.S. Congress has authorized the STB to investigate any railroad over whose track Amtrak operates that fails to meet an 80 percent on-time performance standard for Amtrak operations extending over two calendar quarters and to determine the cause of such failures. Compliance with this mandate began with the third quarter of 2010 and is governed by performance metrics and standards jointly issued by the FRA and Amtrak on May 12, 2010. Should the STB commence an investigation and determine that a failure to meet these standards is due to the host railroad’s failure to provide preference to Amtrak, the STB is authorized to assess damages against the host railroad. On January 19, 2012, Amtrak filed a petition with the STB to commence such an investigation, including a request for damages for preference failures, for allegedly sub-standard performance of Amtrak trains on CN’s ICRR and GTW lines. CN responded on March 9, 2012 to Amtrak’s petition. CN and Amtrak entered into STB-supervised mediation from April 10, 2012 until October 4, 2012 and the proceedings resumed afterwards. On joint motion of the parties, the STB stayed the proceedings until July 31, 2013.The Company participated in a railroad industry challenge to the constitutionality of the joint FRA/Amtrak performance metrics and standards. On July 2, 2013, the U.S. Court of Appeals for the D.C. Circuit reversed a U.S. District Court decision and determined that Congress’ delegation to Amtrak of joint legislative authority with the FRA to promulgate the metrics and standards to be unconstitutional. In light of the Court’s decision, and on joint motion of the parties, the STB has stayed the proceedings until July 31, 2014, to provide time that may be necessary for a final resolution on the constitutionality of the metrics and standards pending further appeals. On October 11, 2013, the D.C. Circuit denied the Government’s petition for hearing en banc. On March 10, 2014, the Government filed a petition seeking Supreme Court review, and it is expected that the Court will determine in June 2014 whether it will hear the case.

Canadian National Railway Company

Management’s Discussion and Analysis

On July 30, 2013, Amtrak filed an application with the STB requesting the agency to set terms and compensation for a new CN/Amtrak Operating Agreement to replace the one that was expiring on August 11, 2013. On August 1, 2013, CN agreed to continue to make its facilities available to Amtrak during the STB’s consideration under the terms of the expired agreement.
The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. In the current session of Congress, legislation to repeal the rail industry’s limited antitrust exemptions (S. 638) has been introduced in the Senate, and there is no assurance that this or other legislation to increase federal economic regulation of the railroad industry will not progress through the legislative process.
The acquisition of the Elgin, Joliet and Eastern Railway Company (EJ&E) in 2009 followed an extensive regulatory approval process by the STB, which included an Environmental Impact Statement (EIS) that resulted in conditions imposed to mitigate municipalities’ concerns regarding increased rail activity expected along the EJ&E line (see the section of this MD&A entitled Contractual obligations). The Company accepted the STB-imposed conditions with one exception. The Company filed an appeal at the U.S. Court of Appeals for the District of Columbia Circuit challenging the STB’s condition requiring the installation of grade separations at two locations along the EJ&E line at Company funding levels significantly beyond prior STB practice. Appeals were also filed by certain communities challenging the sufficiency of the EIS. On March 15, 2011, the Court denied the CN and community appeals. As such, the Company estimates its total remaining commitment related to the acquisition to be approximately $76 million (US$69 million).
The STB also imposed a five-year monitoring and oversight condition, subsequently extended by one additional year to January 2015, during which the Company is required to file with the STB monthly operational reports as well as quarterly reports on the implementation status of the STB-imposed mitigation conditions. This permits the STB to take further action if there is a material change in the facts and circumstances upon which it relied in imposing the specific mitigation conditions. On November 8, 2012, the STB denied the request of the Village of Barrington, IL that the STB impose additional mitigation that would require CN to fund the full cost of a grade separation at a location along the EJ&E line in Barrington. On December 26, 2012, the Village appealed the STB’s decision to the U.S. Court of Appeals for the D.C. Circuit. Oral arguments were heard on November 15, 2013 and a decision is expected in the second quarter of 2014.
A first oversight audit of the Company’s EJ&E’s operational and environmental reporting was completed in April 2010, and after public comment was finalized by the STB in December 2010. In December 2011, the STB directed a second oversight audit that commenced on February 17, 2012, that audit was completed on April 30, 2012, and released publicly by the STB on June 18, 2012.
The resolution of matters that could arise during the STB’s remaining oversight of the transaction cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.
The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard (USCG) and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, the Environmental Protection Agency (EPA) has authority to regulate air emissions from these vessels. Regulatory initiatives of these U.S. government agencies may materially adversely affect the Company’s financial position or results of operations.
On November 8, 2011, the Federal Maritime Commission (FMC), which has authority over oceanborne transport of cargo into and out of the U.S., initiated a Notice of Inquiry to examine whether the U.S. Harbor Maintenance Tax (HMT) and other factors may be contributing to the diversion of U.S.-bound cargo to Canadian and Mexican seaports, which could affect CN rail operations. The Company filed comments in this proceeding on January 9, 2012. In July 2012, the FMC issued its study, which found that carriers shipping cargo through Canadian or Mexican ports violate no U.S. law, treaty, agreement, or FMC regulation. The report stated, however, that the HMT is one of many factors affecting the increased use of foreign ports for cargo bound for U.S. destinations and that amendment of the current HMT structure should be considered so as to assist U.S. seaports. On September 17, 2013, the Maritime Goods Movement Act (Bill S. 1509) was introduced and assigned to a congressional committee for consideration. The bill proposes to replace the HMT with a Maritime Goods Movement Fee which would be imposed on any U.S.-destined cargo regardless of its point of entry into North America. Among the bill's goals is to discourage diversion of U.S.-bound goods through Canadian or Mexican ports. A companion bill, H.R. 4105, was introduced on February 27, 2014 in the U.S. House of Representatives. No action has been taken on this legislation in the Senate or House.

No assurance can be given that any future regulatory or legislative initiatives by the U.S. federal government related to this inquiry and proposed legislation will not materially adversely affect the Company’s results of operations or its competitive and financial position.

Canadian National Railway Company

Management’s Discussion and Analysis

Safety regulation – Canada
Rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes. On May 1, 2013, Bill S-4 came into force which prohibits anyone from operating a railway without having first obtained a Railway Operating Certificate issued by the Minister. The Bill also includes the ability for the government to establish Administrative Monetary Penalties in the event of contravention of prescribed provisions of the Act or regulations.
On July 23, 2013, following a significant derailment involving a non-related short-line railroad within the Province of Quebec (“Lac-Mégantic derailment”), the Federal Minister of Transport issued an Emergency Directive under the Canada Railway Safety Act to enhance the effectiveness of train securement procedures and safety across the Canadian rail industry and to help reduce the risk of unintended train movements that can lead to catastrophic accidents. CN has reviewed its safety policies for unattended trains and adjusted its safety practices to comply with Transport Canada’s order. Transport Canada also issued an order requiring all federal railways to formulate or revise rules, as the case may be, respecting the securement of unattended locomotives and crew size requirements. On November 20, 2013, the Railway Association of Canada filed revised rules on behalf of CN and its other member railway companies in compliance with this order. On December 26, 2013, the Minister issued a notice approving the revised rules.
On November 20, 2013, the Federal Minister of Transport issued Protective Direction No. 32 under the Transportation of Dangerous Goods Act, requiring railway companies to provide designated municipal emergency planning officials with yearly aggregate information on the nature and volume of dangerous goods the company transports by rail through the municipality.
On January 11, 2014, Transport Canada published for comments proposed new regulations for railway tank cars carrying dangerous goods. They specify new standards for tank cars as well as the procedures and processes for classification of dangerous goods and sampling methods used by the consignors and carriers of petroleum crude oil.
On January 23, 2014, the Transportation Safety Board of Canada (TSB) issued a series of recommendations to Transport Canada to improve the safe transportation of crude oil by rail. The TSB recommendations call for: (1) tougher standards for Class 111 tank cars; (2) route planning and analysis; and (3) emergency response assistance plans.
On February 8, 2014, Transport Canada published for comments proposed new regulations for highway-railway crossings. These regulations specify specific standards for new crossings and require that existing crossings be upgraded to basic safety standards within five years.
On March 15, 2014, Transport Canada published for comments proposed new regulations governing railway operating certificates. They specify the safety and operating requirements that must be met in order to obtain a railway operating certificate, which will be an operating requirement for all federally-regulated railway carriers and local carriers operating on the railway lines of federally regulated carriers.

Safety regulation – U.S.
Rail safety regulation in the U.S. is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes. In 2008, the U.S. federal government enacted legislation reauthorizing the Federal Railroad Safety Act. This legislation covers a broad range of safety issues, including fatigue management, Positive Train Control (PTC), grade crossings, bridge safety, and other matters. The legislation requires all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic inhalation hazard materials are transported. PTC is a collision avoidance technology intended to override locomotive controls and stop a train before an accident. The Company is taking steps to ensure implementation of PTC in accordance with the new law, including working with other Class I railroads to satisfy the requirements for U.S. network interoperability. The Company’s PTC Implementation Plan, submitted in April 2010, has been approved by the FRA. CN’s total implementation costs associated with PTC are estimated to be US$335 million. The legislation also caps the number of on-duty and limbo time hours for certain rail employees on a monthly basis. The Company is taking appropriate steps and is working with the FRA to ensure that its operations conform to the law’s requirements.
In August 2012, the FRA reported an update of the PTC implementation progress to Congress concluding that the majority of the carriers would be unable to meet the December 31, 2015 implementation deadline. In August 2013, legislation was introduced in the Senate that would delay PTC implementation by five years to the end of 2020, and in the same month, the U.S. Government Accountability Office published a report recommending that Congress give the FRA authority to extend the deadline for individual carriers on a case-by-case basis.
The suspension by the Federal Communication Commission (FCC) in May 2013 of its normal processes to review possible impacts to tribal historic and cultural artifacts of the installation of tens of thousands of poles industry-wide that are required to host PTC radio operations, and the uncertainty of yet-to-be determined changes to those procedures needed to accommodate that volume, may further threaten the PTC implementation deadline. Referencing this issue and others, in its March 2014 status update to the FRA, the Association of American Railroads (AAR) reported that it is clear that the railroad industry will not be able to install interoperable PTC on the entire U.S. network by the December 31, 2015 deadline.

Canadian National Railway Company

Management’s Discussion and Analysis

In the aftermath of the July 2013 Lac-Mégantic derailment, the FRA issued Emergency Order No. 28, Notice No. 1 on August 2, 2013 directing that railroads take specific actions regarding unattended trains transporting specified hazardous materials, including securement of these trains. That same day, FRA and the Pipeline and Hazardous Materials Safety Administration (PHMSA) issued Safety Advisory 2013-06, which made recommendations to railroads on issues including crew staffing practices and operational testing to ensure employees’ compliance with securement-related rules, as well as recommendations to shippers of crude oil to be transported by rail. In addition, the railroad industry has acted on its own to enhance rail safety in light of the Lac-Mégantic derailment and fire. Effective August 5, 2013, AAR amended the industry’s Recommended Railroad Operating Practices for Transportation of Hazardous Materials (Circular No. OT-55-N) by expanding the definition of a “key train” (for which heightened operating safeguards are required) to include trains carrying one tank car load of poison or toxic inhalation hazard, anhydrous ammonia, or ammonia solutions and to include trains carrying 20 car loads or portable tank loads of any combination of hazardous materials (including ethanol and crude oil).
On August 12, 2013, the FRA established the Railroad Safety Advisory Committee (RSAC) to provide advice and recommendations to the FRA on railroad safety matters. The FRA’s Emergency Order No. 28 resulted in four new tasks accepted by the RSAC. The four tasks are: train crew size; operational testing for securement; securement and hazardous material issues. The FRA has asked RSAC’s four task groups to conclude meetings by April 2014 and submit their recommendations to the FRA for drafting Emergency Order No. 28 into new regulation. CN is an active participant in all four task groups.
On September 6, 2013, PHMSA published an Advance Notice of Proposed Rulemaking considering improvement of the regulations related to the transportation by rail of hazardous materials in tank cars. On November 14, 2013, CN was a participant in AAR’s comments filed with PHMSA in this proceeding, which urged PHMSA to require that all tank cars used to transport flammable liquids be retrofitted or phased out, and that new cars be built to more stringent standards. The AAR comments included specific tank cars safety standard improvements, which AAR maintained will substantially decrease the likelihood of a release if a tank car is involved in an accident.
On January 23, 2014, the National Transportation Safety Board (NTSB) issued a series of recommendations to the U.S. Department of Transportation, to address the safety risk of transporting crude oil by rail. The NTSB’s recommendations complement those issued by the TSB and specifically: (1) require expanded hazardous materials route planning for railroads to avoid populated and other sensitive areas; (2) development of an FRA/PHMSA audit program to ensure that railroads carrying petroleum products have adequate emergency response capabilities to address worst-case discharges of the product; and (3) require audits of shippers and railroads to ensure that they are properly classifying hazardous materials being transported and that they have adequate safety and security plans in place.

No assurance can be given that these or any future regulatory initiatives by the Canadian and U.S. federal governments will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Security
The Company is subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security (DHS) and the PHMSA, which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). More specifically, the Company is subject to:

(i) Border security arrangements, pursuant to an agreement the Company and CP entered into with the CBP and the CBSA.

(ii) The CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program.

(iii) Regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the U.S. The CBSA is also working on similar requirements for Canada-bound traffic.

(iv) Inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for all traffic entering the U.S. from Canada.

Canadian National Railway Company

Management’s Discussion and Analysis

The Company has worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

Transportation of hazardous materials
The Company may be required to transport toxic inhalation hazard materials as a result of its common carrier obligations and, as such, is exposed to additional regulatory oversight.

(i)   The PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk.

(ii)  The TSA requires rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing toxic inhalation hazard materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

(iii) The PHMSA has issued regulations to enhance the crashworthiness protection of tank cars used to transport toxic inhalation hazard materials and to limit the operating conditions of such cars.

(iv)  In Canada, the Transportation of Dangerous Goods Act establishes the safety requirements for the transportation of goods classified as dangerous and enables the establishment of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods and that dangerous goods be tracked during transport.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress or Parliament, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Radio communications
The Company uses radios for a variety of operational purposes. Licenses for these activities, as well as the transfer or assignment of these licenses, require authorization of the FCC. The Company uncovered a number of instances where such authorization was not obtained and disclosed those instances to the FCC on a voluntary basis. The Company is undertaking a number of corrective actions with the FCC to address the situation, the whole without prejudice to a FCC enforcement action and the imposition of fines.

Other risks
Economic conditions
The Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. Adverse North American and global economic conditions, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity.

Canadian National Railway Company

Management’s Discussion and Analysis

Pensions
Overall returns in the capital markets and the level of interest rates affect the funded status of the Company’s defined benefit pension plans.
For accounting purposes, the funded status of all pension plans is calculated at the measurement date, which for the Company is December 31, using generally accepted accounting principles. Adverse changes with respect to pension plan returns and the level of interest rates from the last measurement date may have a material adverse effect on the funded status and significantly impact future pension expense.
For funding purposes, the funded status of the Canadian pension plans is calculated to determine the required level of contributions using going-concern and solvency scenarios as prescribed under pension legislation and subject to guidance issued by the Canadian Institute of Actuaries (CIA). Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations as well as changes to existing federal pension legislation may significantly impact future pension contributions and have a material adverse effect on the funded status of the plans and the Company’s results of operations. The Company’s funding requirements are determined upon completion of actuarial valuations which are generally required on an annual basis for all Canadian plans, or when deemed appropriate by the OSFI. The latest actuarial valuations for funding purposes for the Company’s Canadian pension plans, based on a valuation date of December 31, 2013, will be performed and filed by June 30, 2014 and are expected to identify a going-concern surplus of approximately $1.6 billion and a solvency deficit of approximately $1.7 billion calculated using the three-year average of the Company’s hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. Under Canadian legislation, the solvency deficit is required to be funded through special solvency payments, for which each annual amount is equal to one fifth of the solvency deficit, and is re-established at each valuation date. Actuarial valuations are also required annually for the Company’s U.S. pension plans.
Pension contributions made in the first three months of 2014 and 2013 of $93 million and $101 million, respectively, mainly represent contributions to the Company’s main pension plan, the CN Pension Plan. The pension contributions are for the current service cost as determined under the Company’s current actuarial valuations for funding purposes. The Company expects to make total cash contributions in 2014 of approximately $130 million for all of the Company’s pension plans.
In anticipation of its future funding requirements, the Company may occasionally make voluntary contributions in excess of the required contributions mainly to strengthen the financial position of its main pension plan, the CN Pension Plan. The Company has been advised by the OSFI that voluntary contributions can be treated as a prepayment against the Company’s required special solvency deficit payments. As at December 31, 2013, the Company had approximately $470 million of accumulated prepayments available to offset future required solvency deficit payments. The Company applied approximately $85 million of such prepayments during the first three months of 2014 and will apply approximately $250 million for the remainder of the year.
On February 13, 2014, the CIA published a final report on Canadian Pensioners’ Mortality (Report). The Report contains Canadian pensioners’ mortality tables and improvement scales based on experience studies conducted by the CIA. Based on the CIA’s report, the overall level of recent mortality experience is significantly lower than that anticipated by the current mortality tables which are commonly used. Furthermore, improvement rates experienced in recent years have been substantially higher than current projections. The conclusions in the final Report were in-line with the draft Report that CN used to calculate its projected benefit obligation for the December 31, 2013 year-end. The Report is not expected to have a significant impact on CN’s projected benefit obligation in 2014.
The Company expects cash from operations and its other sources of financing to be sufficient to meet its funding obligations.

Trade restrictions
Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the U.S.

Terrorism and international conflicts
Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and can interfere with the free flow of goods. Rail lines, facilities and equipment could be directly targeted or become indirect casualties, which could interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets. Government response to such events could adversely affect the Company’s operations. Insurance premiums could also increase significantly or coverage could become unavailable.

Canadian National Railway Company

Management’s Discussion and Analysis

Customer credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company’s customers and can result in an increase to the Company’s credit risk and exposure to the business failures of its customers. To manage its credit risk on an ongoing basis, the Company’s focus is on keeping the average daily sales outstanding within an acceptable range and working with customers to ensure timely payments, and in certain cases, requiring financial security, including letters of credit. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company’s results of operations, financial position or liquidity.

Liquidity
Disruptions in the financial markets or deterioration of the Company’s credit ratings could hinder the Company’s access to external sources of funding to meet its liquidity needs. There can be no assurance that changes in the financial markets will not have a negative effect on the Company’s liquidity and its access to capital at acceptable rates.

Supplier risk
The Company operates in a capital-intensive industry where the complexity of rail equipment limits the number of suppliers available. The supply market could be disrupted if changes in the economy caused any of the Company’s suppliers to cease production or to experience capacity or supply shortages. This could also result in cost increases to the Company and difficulty in obtaining and maintaining the Company’s rail equipment and materials. Since the Company also has foreign suppliers, international relations, trade restrictions and global economic and other conditions may potentially interfere with the Company’s ability to procure necessary equipment. To manage its supplier risk, it is the Company’s long-standing practice to ensure that more than one source of supply for a key product or service, where feasible, is available. Widespread business failures of, or restrictions on suppliers, could have a material adverse effect on the Company’s results of operations or financial position.

Availability of qualified personnel
The Company, like other companies in North America, may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, training requirements and the availability of qualified personnel, particularly locomotive engineers and trainmen, could negatively impact the Company’s ability to meet demand for rail service. The Company expects that approximately 30% of its workforce will be eligible to retire or leave through normal attrition (death, termination, resignation) within the next five-year period. The Company monitors employment levels to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company’s efforts to attract and retain qualified personnel may be hindered by specific conditions in the job market. No assurance can be given that demographic or other challenges will not materially adversely affect the Company’s results of operations or its financial position.

Fuel costs
The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability. Rising fuel prices could materially adversely affect the Company’s expenses. As such, CN has implemented a fuel surcharge program with a view of offsetting the impact of rising fuel prices. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is calculated using the average monthly price of West-Texas Intermediate crude oil (WTI) for revenue-based tariffs and On-Highway Diesel (OHD) for mileage-based tariffs. Increases in fuel prices or supply disruptions may materially adversely affect the Company’s results of operations, financial position or liquidity.

Foreign currency
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. The estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the US dollar is in the range of $10 million to $15 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby may adversely affect the Company’s revenues and expenses.

Canadian National Railway Company

Management’s Discussion and Analysis

Reliance on technology
The Company relies on information technology in all aspects of its business. While the Company has business continuity and disaster recovery plans, as well as other mitigation programs in place, a cyber security attack and significant disruption or failure of its information technology and communications systems could result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties and compromise corporate information and assets against intruders and, as such, could adversely affect the Company’s results of operations, financial position or liquidity. If the Company is unable to acquire or implement new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on the Company’s results of operations, financial position or liquidity.

Transportation network disruptions
Due to the integrated nature of the North American freight transportation infrastructure, the Company’s operations may be negatively affected by service disruptions of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of one or more of these entities could have an adverse effect on the Company’s results of operations, financial position or liquidity. Furthermore, deterioration in the cooperative relationships with the Company’s connecting carriers could directly affect the Company’s operations.

Weather and climate change
The Company’s success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold or heat, flooding, drought, hurricanes and earthquakes, can disrupt operations and service for the railroad, affect the performance of locomotives and rolling stock, as well as disrupt operations for both the Company and its customers. Climate change, including the impact of global warming, has the potential physical risk of increasing the frequency of adverse weather events, which can disrupt the Company’s operations, damage its infrastructure or properties, or otherwise have a material adverse effect on the Company’s results of operations, financial position or liquidity. In addition, although the Company believes that the growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S., it is too early to predict the manner or degree of such impact on the Company at this time. Restrictions, caps, taxes, or other controls on emissions of greenhouse gasses, including diesel exhaust, could significantly increase the Company’s capital and operating costs or affect the markets for, or the volume of, the goods the Company carries thereby resulting in a material adverse effect on operations, financial position, results of operations or liquidity. More specifically, climate change legislation and regulation could affect CN’s utility coal customers due to coal capacity being replaced with natural gas generation and renewable energy; make it difficult for CN’s customers to produce products in a cost-competitive manner due to increased energy costs; and increase legal costs related to defending and resolving legal claims and other litigation related to climate change.

Controls and procedures
The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2014, have concluded that the Company’s disclosure controls and procedures were effective.
During the first quarter ended March 31, 2014, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s 2013 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. Copies of such documents, as well as the Company’s Notice of Intention to Make a Normal Course Issuer Bid, may be obtained by contacting the Corporate Secretary’s office.

Montreal, Canada
April 22, 2014

Canadian National Railway Company

 Item 4
Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  April 24, 2014
______________________________________________
Claude Mongeau
President and Chief Executive Officer

Item 5

Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Luc Jobin, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 24, 2014

______________________________________________
Luc Jobin
Executive Vice-President and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company
Date:	April 24, 2014	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General Counsel